United States
                    Securities and Exchange Commission
                           Washington, DC 20549

                                Form 10-SB

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or (g) of the Securities Exhcange Act of 1934




                    HEALTH OUTCOMES MANAGEMENT, INC.
            (Name of small business issuer in its charter)

Minnesota                                   41-1546471
(State or other jurisdiction              (IRS Employer
 of incorporation or organization)        Identification No.)


    2331 University Avenue SE
    Minneapolis, Minnesota                               55414
(Address of principal executive offices)               (Zip Code)


             Registrant's telephone number (612) 378-3053


Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registerd under Section 12(g)
of the Exchange Act:  Common Stock, $.01 par value
                      ____________________________
                      (Title of Class)

                   HEALTH OUTCOMES MANAGEMENT, INC.
                             FORM 10-SB
                                INDEX

PART I                                                     Page

Item 1.  Description of Business                              3
Item 2.  Management's Discussion and Analysis of
         Financial Condition and Results of Operations        8
Item 3.  Description of Properties                           10
Item 4.  Security Ownership of Certain Beneficial Owners
         and Management                                      11
Item 5.  Directors, Officers, Promoters & Control Persons    13
Item 6.  Executive Compensation                              14
Item 7.  Certain Relationships and Related Transactions      16
Item 8.  Description of Securities                           16

PART II

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters         17
Item 2.  Legal Proceedings                                   17
Item 3.  Changes in and Disagreements with Accountants       17
Item 4.  Recent Sales of Unregistered Securities             18
Item 5.  Indemnification of Directors and Officers           19

PART F/S

         Financial Statements and Supplementary Data         20

PART III

Item 1.  Index to Exhibits                                   41
Item 2.  Description of Exhibits                             41

SIGNATURES

         Signatures                                          42

PART I

Item 1.  Description of Business

Health Outcomes Management, Inc. (the "Company" or "Health Outcomes Management") was incorporated in Minnesota in February 1986. Until September 1995, the Company operated under the name "Data Med Clinical Support Services, Inc." The term the "Company" or "Health Outcomes Management" as used herein includes Health Outcomes Management, Inc. and subsidiaries, unless otherwise indicated. The Company's executive offices are located at 2331 University Avenue Southeast, Minneapolis, Minnesota 55414. The Company's telephone number is 612-378-3053.

On June 15, 1994, the Company formed Pharmaceutical Care Outcomes, Inc. as a wholly owned subsidiary. The primary purpose of the corporation is to continue to refine the Assurance Coordinated Pharmaceutical Care System (tm), market it to pharmacies across the United States, and work closely with the Peters Institute of Pharmaceutical Care at the University of Minnesota in the promotion of the practice of Patient Centered Pharmaceutical Care.

During July 1996 and April 1997, the Company acquired certain assets of two community pharmacies located in the Minneapolis, Minnesota metropolitan area. During fiscal year 1998, the Company divested itself of these pharmacies.

The Company
___________
The Company's mission statement is to improve the quality of patient outcomes in healthcare - cost effectively using computer software and related technology.

The Company's primary business consists of licensing its proprietary clinical support and financial software services to long-term care facilities, home healthcare agencies, retail pharmacies and hospitals. The principal elements of these services include consulting, software, training and telephone support.

During the fiscal year ended February 28, 1998, the Company operated two community pharmacies. The Company divested itself of both pharmacies during the fiscal year ended February 28, 1998.

The Company markets its software services under the trade name "Assurance". These comprehensive services are designed to give health care professionals the assurance that productivity and costs are being carefully managed. These services also give clinicians the assurance that patient care is optimized by using some of the most advanced technology available, to provide successful patient healthcare outcomes.

The Products
____________
PHARMACY PRACTICE SOFTWARE
The Assurance Patient-Centered Coordinated Comprehensive Pharmaceutical Care System (tm) incorporates two components. The first component is software designed to help the practitioner care for patients. The system is designed to implement the Peter's Institute of Pharmaceutical Care (of the University of Minnesota's) model of a generalist pharmaceutical care practice. The system tracks patient outcomes, allows extensive documentation of professional services performed, and generates billing and other supporting documents. The second component is software for network and practice management. This product permits information from many practice sites to be aggregated for analysis, quality assurance, and reimbursement purposes. Together, the two components enable a network of pharmacies to provide pharmaceutical care services to a broad base of patients while demonstrating significant cost savings to third party payers on an episode of care basis.

LONG-TERM CARE SOFTWARE
The Company markets computer software services to long-term care facilities to provide the clinical documentation required by federal regulation. A shortage of nurses also makes computerized clinical records desirable. The Assurance Long-Term Care System (tm) utilizes a relational database. The Company also provides Point-of-Care remote data collection software for use at nursing stations. The Company's Assurance Financial System (tm) software may be installed singularly or as a complete system with the clinical documentation system. During fiscal year 1998, the Company entered into an agreement with Advanced Information Management (AIM) of Appleton, WI. As part of this relationship, the Company resells AIM's Windows (tm) based long-term care program, trains new customers on how to use the program, and provides on-going telephone support to customers.

HOME HEALTHCARE AGENCIES SOFTWARE
The Assurance Homecare System (tm) is designed for the collection and analysis of information needed to manage homecare patients when they no longer need to be in a hospital and are being cared for at home. Nurses can record their findings at a patient's home using Health Outcomes Management's unique Point-of-Care Software (tm) and a notebook computer. All information is then made available to the homecare agency and to the physicians via a relational database for activities such as clinical trend analysis and prompt billing. The Company's Assurance Financial System (tm) software may be installed alone or as part of a complete system with the Company's clinical documentation system.

HOSPITAL SOFTWARE
Hospitals may utilize several of the Company's software services. Rehabilitation hospitals utilize a customized, computerized system specifically for the needs of the rehabilitation market segment. Procedures and reports are specific for the needs of treating acute care, long-term care and outpatient rehabilitation patients. Outcome management techniques are included to improve the likelihood of successful patient health outcomes.

Pharmacokinetics is the study of how drugs get into and out of a patient's body and the changes that take place while they are in the body. The Assurance Kinetics System (tm) makes it easier, faster and less costly to calculate proper dosages, and to track schedules of commonly monitored drugs. The heart of Health Outcomes Management's Assurance Kinetics System (tm) is the unique Health Outcomes Management software, updated with the latest findings in pharmaco-kinetic research.

Studies indicate that many patients in hospitals suffer from malnutrition. The patient's nutritional status plays a major role in determining the outcome of any medical intervention. Health Outcomes Management's Assurance Nutrition System (tm) allows an institution or physician to provide a nutritional consult that is specifically geared to the severity of the patient's nutritional status.

Continuing Support Services
___________________________
All computerized Health Outcomes Management systems are licensed with an agreement for Health Outcomes Management to provide continuing support services via the Company's telephone helpline (1-800-STAT-911).

Community Pharmacy Stores
_________________________
At the Company's community pharmacy locations, prescription and over-the-counter drugs were sold at the retail level. The Company divested itself of both pharmacies during fiscal year 1998.

Competition
___________
The market for clinical information and financial software systems and services continues to undergo rapid development and is highly competitive. Although no one company directly competes with Health Outcomes Management's entire line of services, many companies offer services that compete directly with individual Health Outcomes Management services, or offer alternatives to such services.

The Company's principal competition in the market for the Assurance Long-Term Care System (tm) and Assurance Financial System (tm) include Care Computer, MCS, Beechwood, AA Data Systems, Achieve, Melyx, and Long-Term Care Computer Systems as well as approximately eighty-five other suppliers.

The Assurance Homecare System (tm) has principally the following competitors:
Infomed, Sandata, Delta, Kiyo, ProMac, RX:Home and Mesta Med.

In the market for the drug dosing and nutritional support, competition consists primarily of Carepoint, Encara, CareStream, JasCorp, Entaby and MedOutcomes. Many pharmaceutical dispensing systems advertise that they also provide pharmaceutical care. However, the Company believes that no competitive system currently provides comprehensive generalist patient care and drug outcomes measurement.

Company management believes that the Company's comprehensive clinical services distinguish its products from the competition. The Company believes that competitors could introduce new competing comprehensive clinical services and products, but not without significant investments of time and capital. Many of the Company's competitors, however, do have greater financial and marketing resources than the Company.

Sales and Marketing
___________________
The Company's products are presently marketed through direct marketing efforts. The direct approach consists of efforts by Company personnel and commissioned sales representatives in the promotion and sales of products and services into all of the Company's markets.

The Company's marketing objective is to establish itself as a leader in providing clinical support services by placing a major emphasis on the service component of its business. To accomplish this, the Company has implemented the following strategies:

     * Offer a wide variety of clinical and financial support services that are adaptable to multiple healthcare applications and settings such as long-term care facilities, community pharmacies, home healthcare agencies and hospitals.

     * Distinguish Health Outcomes Management as a technology leader. The Company's expert staff of Doctors of Pharmacy and Registered Nurses enable Health Outcomes Management to stay on the leading edge of patient outcome management technology.

     * Provide a helpline (1-800-STAT-911) so that Health Outcomes Management clinical and financial experts are available to provide clinical and financial support services to its clients.

     * Exhibit the Company's products and services at important national trade shows and technical conventions.

     *  Develop strategic alliances with healthcare providers.

The ASSURANCE 2001 systems are stand alone services which can be integrated, but are designed to meet specific productivity and outcome management needs of practitioners and clinicians. They are generally licensed directly by the Company to existing clients and prospects generated from magazine advertising, trade shows, direct mailings and direct sales efforts.

Significant Clients
___________________
During the years ended February 28, 1999 and February 28, 1998, no one client accounted for a significant portion (10% or more) of the Company's revenues.

Research and Development
________________________
The Company spent approximately $127,000, $129,000 and $223,000 for research and development efforts in the years ended February 28, 1999, 1998 and 1997, respectively. For fiscal year 2000, the Company intends to fund software development at approximately the same levels as fiscal year 1999.

Government Regulation
_____________________
Medical products and devices are subject to extensive federal regulations by the United States Food and Drug Administration (the "FDA") and are also subject to state regulations. To date, the FDA has not adopted any substantive regulation on computer software or related services and, currently, none of the Company's products or services is subject to FDA oversight.

Changes in reimburement formulas and in the types of items eligible for reimbursement under government funded health care programs, and the availability and timing of funding appropriations for such programs, have affected the health care industry generally and may, directly or indirectly, affect the market for the Company's products and services.

Copyrights, Patents and Trademarks
__________________________________
Computer software systems, which form an integral part of the Company's products and services may, in general, be copyrighted, but copyright laws do not provide complete protection from unauthorized use.

The Company currently holds no patents with respect to any of its products or services, but has filed for patent protection in relevant areas. Additionally, the Company seeks to protect proprietary information regarding its products and services as trade secrets by utilizing nondisclosure agreements with its employees, clients and others who are permitted access to such information.

Employees
_________
On May 1, 1999, the Company employed 15 staff members, 2 sales agents, and 2 contract employees. In addition, the Company was utilizing the services of 2 independent marketing representatives. The Company is not subject to any collective bargaining agreements and considers its relationships with employees to be good.

Insurance
_________
The Company currently maintains insurance for general property and liability insurance claims in an aggregate amount which it believes to be sufficient given the nature of its business. These policies generally provide coverage on a claims made or occurrence basis and have certain exclusions from coverage.
These insurance policies must be renewed annually. There can be no assurance that insurance coverage will be adequate to cover the liability claims that may be asserted against the Company or that adequate insurance will be available in the future at acceptable cost. The Company does not have insurance against liabilities arising in connection with errors and omissions in its computer software.

Year 2000 Compliance
____________________
Background
Some computers, software, and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches and are commonly referred to as the "Millenium Bug" or "Year 2000 Problem".

Assessment
The Year 2000 Problem could affect computers, software and other equipment used, operated, or maintained by the Company. Accordingly, the Company is reviewing its internal computer programs and systems to ensure that the programs and systems will be Year 2000 compliant. The Company presently believes that its computer systems will be Year 2000 compliant in a timely manner. However, while the estimated cost of these efforts are not expected to be material to the Company's financial position or any year's results of operations, there can be no assurance to this affect.

Software Sold to Customers
The Company believes it has substantially identified and resolved all potential Year 2000 Problems with any of the software products which it currently develops and markets. Currently, the Company only develops and markets software products which were originally developed as Year 2000 compliant. However, management also believes that it is not possible to determine with complete certainty that all Year 2000 Problems affecting the Company's software products have been identified or corrected due to complexity of these products and the fact that these products interact with other third party vendor products and operate on computer systems which are not under the Company's control.

The Company has previously installed software clinical and financial management solutions for nursing home and hospital customers which are not Year 2000 compliant. The Company has discussed with customers options to modify these previously installed systems to comply with Year 2000 requirements. The Company is currently working with its customers to implement solutions where appropriate.

Internal Infrastructure
The Company believes that it has reviewed and assessed all of the major computers, software applications, and related equipment used in connection with its internal operations that would potentially require modification, upgrade, or replacement to minimize the possibility of a material disruption to its business. The Company's internal review of such systems did not identify any material Year 2000 Problems.

Systems Other than Information Technology Systems
In addition to computers and related systems, the operations of office and facilities equipment such as fax machines, photocopiers, telephone switches, security systems, and other common devices may be affected by the Year 2000 problems.

The Company has identified an exposure to the "Year 2000 Problem". Management currently estimates the total cost of internal reprogramming of its software products and the upgrading of purchased hardware and software to be approx-imately $30,000. While this is management's best current estimate, items outside management's control relating to the "Year 2000 Problem" may impact the Company. The Company estimates the total cost to the Company of completing any required modifications, upgrades, or replacements of these internal systems will not have a material adverse effect on the Company's business or results of operations.

Disclaimer
The discussion of the Company's efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. The Company's ability to achieve Year 2000 compliance and the level of incremental costs associated therewith, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software, and unanticipated problems identified in ongoing internal compliance reviews.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General
Health Outcomes Management, Inc. is a developer and supplier of proprietary computer software and consulting services to the healthcare industry. Revenues are derived primarily from five main sources: (1) licensing computerized clinical and financial information management software systems; (2) providing ongoing software support services; (3) software training services;
(4) consulting services, and (5) data aggregation and analysis. License and training fees are usually received at the beginning of the license term. Annual and monthly support fees pay for periodic software updates, telephone helpline support and software usage.

FISCAL 1999 v. FISCAL 1998

Revenue
For fiscal 1999, revenue from continuing operations was $1,378,000. Total revenue from continuing operations increased by $217,000, or 19%, from $1,161,000 in fiscal 1998. The Company recorded a net income from continuing operations in fiscal 1999 of $32,000 compared to net loss of $373,000 from continuing operations in fiscal 1998. The Company recorded net income, including discontinued operations, in fiscal 1999 of $244,000, compared to net loss of $702,000, including discontinued operations, in fiscal 1998, an increase in income from continuing and discontinued operations combined of $947,000. The revenue received from client support fees decreased by 2%, license fees increased by 50%, software training fees increased by 477%, and consulting revenue decreased to $0. The effects of inflation on the Company's revenue and operating results were not significant.

Costs and Expenses
Total expenses from operations in fiscal 1999, including cost of sales, interest, depreciation and amortization, decreased 12% to $1,346,000 from $1,533,000 in fiscal 1998. Total operating expenses decreased 18% to $591,000 from $718,000 in fiscal 1998. Marketing expenses decreased significantly as the Company redesigned its marketing efforts and product offerings. General and Administrative expenses decreased 3% in fiscal 1999. Administrative expenses have declined as the Company has implemented expense reduction efforts. Net interest expense increased to $18,000 in fiscal 1999 from $9,000 in fiscal 1998. During fiscal 1999, the Company's interest costs related primarily to trade creditors and leased equipment.

FISCAL 1998 v. FISCAL 1997

Revenue
For fiscal 1998, revenue from continuing operations was $1,161,000. Total revenue from continuing operations decreased by $1,141,000, or 50%, from $2,302,000 in fiscal 1997. The Company recorded a net loss from continuing operations in fiscal 1998 of $373,000 compared to net income of $20,000 from continuing operations in fiscal 1997. The Company recorded a net loss, including discontinued operations, in fiscal 1998 of $702,000, compared to net loss of $113,000, including discontinued operations in fiscal 1997, an increase in loss from continuing and discontinued operations combined of $589,000 or 520%.

The fiscal 1998 decrease in revenue was substantially impacted by the sale of the Company's two pharmacy locations. The sales were treated as a discontinuation of a division of the Company. While the revenues from prescription and over-the-counter drug sales at the pharmacies operated in fiscal 1998 increased by 300%, these revenues were of low margin and contributed little to the Company's income. The revenue received from client support fees decreased by 25%, license fees decreased by 81%, software training fees decreased by 85%, and consulting revenue decreased by 42%. The effects of inflation on the Company's revenue and operating results were not significant.

Costs and Expenses
Total expenses in fiscal 1998, including cost of sales, interest, depreciation and amortization, decreased 33% to $1,533,000 from $2,282,000 in fiscal 1997. Total operating expenses decreased 17% to $718,000 from $870,000 in fiscal 1997. General and administrative expenses decreased 8% in fiscal 1998. Administrative expenses have declined significantly as the Company has implemented expense reductions in an attempt to offset reductions in revenue. Net interest expense decreased 24% in fiscal 1998 to $9,000 from $12,000 in fiscal 1997. During fiscal 1998 and fiscal 1997, the Company's interest costs related primarily to leased computer and office equipment.

LIQUIDITY AND CAPITAL RESOURCES

As of February 28, 1999, the Company had a working capital deficit of $338,000 compared to a deficit of $718,000 at February 28, 1998, a decrease in deficit of $380,000. The increase in working capital was substantially due to write-offs of leases in connection to the discontinuation of the Company's pharmacy business and the willingness of certain vendors of the pharmacy locations to accept extended payment plans and write-offs for inventory that was purchased prior to divestiture.

The Company has identified an exposure to the "Year 2000 Problem". Management currently estimates the total cost of internal reprogramming of its software products and the upgrading of purchased hardware and software to be approx-imately $30,000. While this is management's best current estimate, items outside management's control relating to the "Year 2000 Problem" may impact the Company.

The Company does not have committments to purchase additional equipment, but does plant to continue to fund software development efforts at approximately the same levels as the past year.

The Company believes that it will continue to have short-term cash needs. The closing of both retail pharmacies in late fiscal 1998 has eliminated the ongoing cash needs related to these operations with the exception of certain accounts payable and promissory notes issued as part of the discontinuation of operations. The Company's cash flow position has shown improvement since the previous fiscal year, but has been negatively impacted by the remaining cash requirements of the disposition of the retail pharmacy operations.

Improved capital availability will ultimately depend on improved sales performance and continued cost containment of all operational costs. There can be no assurance that sales results will improve or that the Company will experience profitable operations. The financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

Management intends to continue to implement the following initiatives during the coming year:

     * Continue to market the Company's Assurance Coordinated Pharmaceutical Care System (tm) to community pharmacies, pharmacy benefit managers, third party payers and pharmacy groups in foreign countries.

     * Expand its current strategy of locating additional strategic partners in the pharmaceutical care marketplace that have the financial strength to bring the Company's product to market at a substantially increased pace.

     * Continue to strengthen its relationship with Advanced Information Management (AIM) through additional sales of AIM's software to its clients and to new prospects.

     * Reduce operating costs and ensure that the effectiveness of remaining expenditures is consistent with support of the Company's client base.

If operations and cash flow can be improved through these efforts, management believes that the Company's liquidity problems will be resolved and that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations or the resolution of liquidity problems.

The independent auditors report included in this registration statement on Form 10-SB states that the Company's working capital deficiency and stockholder's deficit raise substantial doubts about the Company's ability to continue as a going concern.

Forward Looking Information
Except for the historical information contained herein, the matters discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties. These include, but are not limited to: the availability of sufficient working capital should the Company experience continuing operating losses, increased market acceptance and market penetration of the Company's Assurance Coordinated Pharmaceutical Care System (tm), improved sales performance of all of the Company's products, changes in government regulations, and continued containment of operational costs. In addition, the market for clinical information and financial software systems and services is highly competitive and the Company may be adversely affected by the actions of existing or future competitors, who may introduce new products or technologies in competition with the Company.

Recent Accounting Pronouncements
During fiscal 1997, the Company adopted the disclosure requirements under Statement of Financial Accounting Standards No. 123 (SFAS No. 123) Accounting for Stock-Based Compensation. See Note 1 in the Consolidated Financial Statements of the Company, included in this Report on Form 10-SB, for the full disclosure.

In fiscal 1997, the Company was required to adopt Statement of Financial Accounting Standards No. 121 (SFAS No. 121) Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed, which prescribes accounting and reporting standards when circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. SFAS No. 121 had no impact on the Company's financial statements.


Item 3.  Properties

The Company leases its corporate office and training facilities, which are located at 2331 University Avenue Southeast in Minneapolis, Minnesota. The facilities are covered by an operating lease with an original term of two (2) years commencing January 1, 1999. Rent is payable monthly in the amount of $8,169. In addition to such rent, the Company is obligated to pay certain operating costs and increases in real property taxes. Such facility consists of approximately 6,500 square feet.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table lists, as of February 28, 1999, the securities ownership of all directors of the Company, the directors and officers of the Company as a group, and all persons known by the Company to own beneficially more than 5% of the issued and outstanding Common Stock of the Company. Unless otherwise indicated, each person in the table has sole voting and investment power as to the shares shown.

                                             Number             Percentage
Name and Address                           of Shares            Ownership
________________                           _________            __________
Shareholders who own greater than 5% of the shares outstanding:

William A. Peter, Jr.                      1,442,000 (1)          15.67%
6650 Vernon Hills Road
Edina, Minnesota 55436

Sandra F. Pessin                             616,000               6.94%
605 3rd
New York, New York 10158

Steven C. Wolf                               550,000               6.20%
820 South 59th Street
Belleville, Illinois 62223


Officers and Directors:

Michael J. Frakes                            381,549 (2)           4.30%
3712 Chatham Circle
Arden Hills, Minnesota 55112

Peter J. Zugschwert                          215,430 (3)           2.43%
5500 Wayzata Boulevard, Suite 1075
Minneapolis, Minnesota 55416

Jonathan R. Gordon                            70,600 (4)            .80%
7300 France Avenue South
Edina, Minnesota 55435

Stanford M. Baratz                            51,600 (4)            .58%
5500 Wayzata Boulevard, Suite 1075
Minneapolis, Minnesota 55415

Matthew E. Goldberg                            9,800 (4)            .11%
119 North Fourth Street
Minneapolis, Minnesota 55401

B. Marie Cooper                                8,750 (5)            .10%
4549 Hay Lake Road South
Eagan, Minnesota 55123

All Officers and Directors as a group
(6 persons)                                  737,729 (6)           8.31%


(1) Includes 115,000 shares, which may be purchased pursuant to warrants, which are exercisable within 60 days of the date hereof.

(2) Includes 30,000 shares, which may be purchased pursuant to warrants, and 121,250 shares, which may be purchased pursuant to stock options, which are exercisable within 60 days of the date hereof.

(3) Includes 11,150 shares, which may be purchases pursuant to stock options, which are exercisable within 60 days of the date hereof.

(4) Includes 6,600 shares, which may be purchased pursuant to stock options, which are exercisable within 60 days of the date hereof.

(5) Includes 3,750 shares, which may be purchased pursuant to stock options, which are exercisable within 60 days of the date hereof.

(6) Includes 186,300 shares, which certain directors and officers have the right to purchase pursuant to warrants and stock options, which are exercisable within 60 days of the date hereof.

Item 5.  Directors, Executive Officers, Promoters, and Control Persons

The following table sets forth information regarding the Company's executive officers and directors as of May 1, 1999.


Name                       Age           Position
___________________        ___           __________________________________
Peter J. Zugschwert         33           President, Chief Executive Officer
                                         and Director

Stanford M. Baratz          43           Director

Jonathan R. Gordon          47           Director

Matthew E. Goldberg         32           Director

Michael J. Frakes           47           Vice President

B. Marie Cooper             31           Controller and Principal Accounting
                                         Officer


Peter J. Zugschwert, age 33, has served as President of the Company since December 1997 and CEO of the Company since September 1997. Prior to joining the Company, he had been the Senior Vice President of Operations for Baratz Financial, Inc. since June 1995. Between 1993 and 1995, Mr. Zugschwert was a private business consultant in Chicago and Minneapolis.

Stanford M. Baratz, age 43, has been the President of Baratz Financial, Inc., a Minneapolis based private investment firm, since founding the company in 1994. Between 1985 and 1994, Mr. Baratz served in various capacities with the Welsh Companies, a Minneapolis based real estate firm, most recently as Executive Vice President. Mr. Baratz has been a director of the Company since September 1997.

Jonathan R. Gordon, age 47, has been President of The Vault, Inc., an Edina, MN based document storage company, since 1988. Mr. Gordon is a Certified Public Accountant. Mr. Gordon has been a director of the Company since September 1997.

Matthew E. Goldberg, age 32, was the President of In-Sight Optical, Inc. dba InVision, a retail optical store chain, from 1996 through 1998. Between 1992 and 1996, Mr. Goldberg was an account manager with Campbell-Mithun Esty, a Minneapolis based advertising agency. Mr. Goldberg has been a director of the Company since September 1997.

Michael J. Frakes, Pharm.D., age 47, has served as Vice President of the Company since May 1986. Mr. Frakes was a co-founder of Data Med, Inc. in 1985. Mr. Frakes has primary responsibility for ongoing development of the Company's products and services. Mr. Frakes holds a Doctor of Pharmacy degree from the University of Minnesota.

B. Marie Cooper, age 31, joined the Company in April 1998 as its Controller and Principal Accounting Officer. From June 1995 to March 1998, Ms. Cooper was the Accounting Manager for Newcom Group, Inc., and its subsidiaries, as well as The Express Pages, LLC. Ms. Cooper holds a BA degree in Accounting from Augsburg College in Minneapolis, Minnesota.

Item 6.  Executive Compensation

Effective October 23, 1997, each member of the Board of Directors receives in lieu of cash compensation, 800 shares of the Company's Common Stock per meeting. In addition, in consideration for their service, each of the new directors elected at the annual meeting of the shareholders on September 19, 1997 were granted a 5 year option to purchase 10,000 shares of the Company's stock exercisable at a price of $.08 per share ($.08 was the price of the Company's stock on the day of their agreement to serve, if elected). During the fiscal year ended February 28, 1999, Board of Director compensation totaled 6,400 shares. These shares have not yet been issued.

The following table sets forth the compensation paid or to be paid by the Company with respect to the fiscal years ended February 1999, 1998, and 1997, to the President and Chief Executive Officer. No officer of the Company received compensation in excess of $100,000.

                                 Summary Annual Compensation
                                 ___________________________

                               Annual Compensation             Long Term Compensation
                           ___________________________  __________________________________
    Name and                                            Restricted
    Principal                             Other Annual    Stock       Underlying    LTIP     All Other
    Position         Year  Salary  Bonus  Compensation   Awards      Options/SARs  Payouts  Compensation
       (a)           (b)    (c)     (d)       (e)         (f)            (g)         (h)        (i)
___________________  ____  ______  _____  ____________  ________     ____________  _______  ____________
Peter J. Zugschwert  1999                   94,163 (1)
President & CEO      1998  27,050           47,050 (2)
                     1997

(1) During fiscal year 1999, Mr. Zugschwert was retained as a consultant to act as the President of the company. Mr. Zugschwert billed the Company $94,163 during fiscal year 1999. Of this amount, $26,613 was paid by the Company in cash, $50,000 was converted into a note (see audited financials), and $17,550 remains due and payable.
(2) During fiscal year 1998, Mr. Zugschwert was retained as a consultant to act as the President of the Company. While his total compensation was $47,050, he accepted stock in lieu of cash compensation in the amount of $20,000.

The following table sets forth information concerning the value of stock options and warrants granted to the Company's executive officer named in the compensation table during the fiscal year ended February 28, 1999.


                   Option/SAR Grants in Last Fiscal Year
                   _____________________________________

                      Number of     % of Total
                      Securities   Options/SARs
                      Underlying    Granted to   Exercise or
                     Options/SARs  Employees in  Base Price   Expiration
      Name           Granted (#)   Fiscal Year    ($/Sh)         Date
      (a)                (b)           (c)          (d)           (e)
___________________  ____________  ____________  ___________  ___________
Peter J. Zugschwert     15,000          6%           $0.10      10/05/03
President & CEO


LONG TERM INCENTIVE PLANS

There were no Long-Term Incentive Plans - Awards in last fiscal year (table omitted).

The following table sets forth information concerning the value of stock options and warrants held by the Company's executive officer named in the compensation table as of February 28, 1999.


                 Stock Options and Warrants Held and Fiscal Year End Option Values

                 _________________________________________________________________

                                              Number of Unexercised      Value of Unexercised (1)
                                               Options/SARs at FYE      In-The-Money Options at YE
                     Acquired on   Value    __________________________  __________________________
      Name            Exercise    Realized  Exercisable  Unexercisable  Exercisable  Unexercisable
      (a)                (b)        (c)         (d)           (e)           (f)           (g)
___________________  ___________  ________  ___________  _____________  ___________  _____________
Peter J. Zugschwert        0         $0        11,150         15,450          $0           $0
President & CEO

(1) Based upon the average of the bid and ask price of $.08 for the Company's Common Stock on February 28, 1999, as reported by the National Quotation Bureau.

EMPLOYMENT AGREEMENTS

On February 1, 1991, the Company entered an employment agreement with Michael J. Frakes, for a term of three years. The agreement provides for automatic renewals for one-year periods, pursuant to which the agreement has been extended to January 31, 2000. Under the employment agreement with Mr. Frakes, he was paid $8,412 per month from February 1, 1996 to January 31, 1997. Beginning May 1, 1996, Mr. Frakes took a 10% voluntary salary reduction which is still in effect as of May 1, 1999. Mr. Frakes may also receive bonus compensation in the form of cash or shares of common stock. The employment agreement between the Company and Mr. Frakes contains certain restrictive covenants, including prohibition of the use of proprietary information by Mr. Frakes and restrictions on future competing employment. The restrictions on competing employment will be enforceable following termination of employment by the Company only if the Company continues to pay prescribed amounts each month during the period of restriction. Certain provisions of the agreement may require the Company to purchase all of Mr. Frakes' common shares, including unregistered shares, unexercised stock options and warrants at the average fair market value price upon termination or an ownership control change exceeding 40% control by an outside party.

STOCK OPTIONS

On February 17, 1986, the Board of Directors and the shareholders of the Company adopted a Stock Option Plan (the "Stock Option Plan") that authorizes the issuance of options to purchase an aggregate of 400,000 shares of the Company's Common Stock. As a result of the three-for-one stock split effective June 15, 1987, the number of shares authorized and reserved for grant of options was increased to 1,200,000. As of May 1, 1999, incentive stock options for the purchase of 224,815 shares remained outstanding under the Stock Option Plan. During February 1996, the Company's 1986 Stock Option Plan expired. No additional stock options can be issued under the Stock Option Plan.

On October 5, 1998, the Company, by resolution of its Board of Directors, issued 240,000 non-qualified stock options to certain non-management employees for incentive and retention purposes. These options were not issued pursuant to any previously adopted plan. As of May 1, 1999, non-qualified options for the purchase of 659,215 shares remained outstanding.

Options to purchase a total of 152,200 shares were held by the Company's officers and directors as a group as of February 28, 1999. The Company's current employees (including certain officers and directors) held options to purchase a total of 884,030 shares at the same date.

WARRANTS

The Company issued no warrants in fiscal year 1999. As of May 1, 1999, warrants for the purchase of 165,000 shares remained outstanding.

Item 7.  Certain Relationships and Related Transactions

As of February 28, 1999, the Company had outstanding accounts payable of $17,550 and a $50,000 note with Mr. Zugschwert related to consulting services rendered.


Item 8.  Description of Securities

Authorized Capital Stock
The Company's authorized capital stock consists of 15,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of Preferred Stock, no stated par value. As of May 1, 1999, 9,198,761 shares of Common Stock and no shares of Preferred Stock were issued and outstanding.

Preferred Stock may be issued in one or more series as determined from time to time by the Board of Directors who, by resolution, may designate such shares as senior to the Common Stock with respect to any distribution (as such term is defined in Section 302A.011, Subd. 10, Minnesota Statutes), fix any other designations, powers, preferences, rights, qualifications, limitations or restrictions with respect to any particular series of Preferred Stock.

Except as otherwise required by law, the holders of the shares of Common Stock have the sole voting rights of the Company.

There is no cumulative voting in election of directors by the holders of the Common Stock and there are no preemptive, subscription, conversion or redemption rights pertaining to the Common Stock or authorized Preferred Stock.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

The Company's common stock is traded in the over-the-counter market and is quoted by the National Quotation Bureau. The following tables reflect the quarterly high and low bid quotations for the Company's stock. These quotations represent inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions.


                             STOCK PRICE

      Fiscal 1999                                 Fiscal 1998
____________________________________________________________________________
Quarter    High    Low                      Quarter    High    Low
           ____    ____                                ____    ____
First      $.13    $.08                     First      $.13    $.13
Second     $.13    $.08                     Second     $.13    $.08
Third      $.14    $.06                     Third      $.21    $.08
Fourth     $.12    $.06                     Fourth     $.18    $.10


As of May 1, 1999, there were approximately 330 shareholders "of record" (as defined in Rule 12g5-1 of the Securities Exchange Act of 1934) of the Company's common stock.

To date, the Company has paid no dividends, and it does not intend to pay dividends in the foreseeable future. Future dividend policy with respect to the common stock will depend on conditions existing at the time, including the Company's earnings (if any), capital needs, financial conditions, general business conditions and other factors considered by the Board of Directors.


Item 2.  Legal Proceedings

As of May 1, 1999, the Company was not involved in any material legal proceedings.


Item 3.  Changes in and Disagreements with Accountants

During the first quarter of fiscal year 1999, the Company dismissed its principal independent accountant and retained a new independent accountant, as reported on Form 8K filed May 4, 1998. The dismissal was not based upon any disagreement concerning any matter of accounting practice or policy.


Item 4.  Recent Sales of Unregistered Securities




                                                 Number
     Date of   Name or Class of    Type of     of Shares  Exercise
     Issuance  Person Acquiring    Security    Represented  Price  Consideration Exemption
     ________  __________________  ___________ ___________  _____  _____________ _________
 (1) 02/28/96  Employees           Shares        48,144      N/A        N/A        (2)
 (3) 06/12/97  Frakes, Michael     Warrant       30,000     $0.31       N/A        (2)
 (4) 06/12/97  Peter, William      Warrant      115,000     $0.31       N/A        (2)
 (5) 10/23/97  Board Members       Options       40,000     $0.08       N/A        (2)
 (6) 10/23/97  Greenstein, Victor  Shares       189,894      N/A      $23,921      (2)
 (7) 10/23/97  Zugschwert, Peter   Shares       158,730      N/A      $20,000      (2)
 (8) 11/05/97  Employees           Options      162,000     $0.23       N/A        (2)
 (9) 02/28/98  Board Members       Shares        25,200      N/A        N/A        (2)
 (8) 10/05/98  Employees           Options      240,000     $0.10       N/A        (2)
(10) 02/04/99  Zugschwert, Peter   Convertible  500,000     $0.10     $50,000      (2)
                                   Note
 (1) 02/28/99  Employees           Shares       325,908      N/A        N/A        (2)
(11) 02/28/99  Board Member        Shares         6,400      N/A        N/A        (2)

 (1) Shares issued to employees pursuant the Company's 401k plan.
 (2) 4(2) and/or 4(6) of the Securities Act of 1934.
 (3) Warrant issued to Mr. Frakes as compensation in lieu of wages.
 (4) Warrant issued to Mr. Peter as compensation in lieu of wages.
 (5) Options issued to new board members in lieu of cash compensation.
 (6) Shares issued to Mr. Greenstein in relation to proxy.
 (7) Shares issued to Mr. Zugschwert in lieu of cash compensation.
 (8) Stock options issued to employees and/or consultants for incentive purposes.
 (9) Shares issued to board members in lieu of cash compensation.
(10) Convertible note with a face value of $50,000 and a rate of 8% convertible into stock at $0.10.
(11) Shares accrued to board members in lieu of cash compensation.

Item 5.  Indemnification of Directors and Officers

Section 302A.521 of the Minnesota Business Corporation Act requires the Company to indemnify a person made, or threatened to be made, a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including reasonable expenses, if such person: (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (ii) acted in good faith; (iii) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (iv) in the case of any criminal proceedings, had no reasonable cause to believe the conduct was unlawful; and
(v) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent of the Company as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521 Subd. 3, requires the Company to advance, in certain circumstances and upon written request, reasonable expenses prior to final disposition. A decision as to required indemnification is to be made by a disinterested majority of the Board of Directors present at a meeting at which a quorum of disinterested directors is present, or by a designated committee of the Board of Directors, by special legal counsel, by the stockholders, or by a court.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

The Company's Articles of Incorporation limit personal liability for breach of the fiduciary duty of its directors, to the fullest extent provided by the Minnesota Business Corporation Act. The Articles of Incorporation eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to the Company, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct, liability based on payments of improper dividends, liability based on violations of state securities laws, and liability for acts occurring prior to the date such provision was added.

PART F/S

The following Consolidated Financial Statements of the Company and the Independent Auditors' Report thereon are included on pages 19 through 37 of this Form 10-SB.









                        HEALTH OUTCOMES MANAGEMENT, INC.
                                AND SUBSIDIARES
                         CONSOLIDATED FINANCIAL REPORT
                               FEBRUARY 28, 1999

                                CONTENTS


                                                                 PAGE

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS           19


FINANCIAL STATEMENTS
 Consolidated Balance Sheets                                       20
 Consolidated Statements of Operations                             21
 Consolidated Statements of Changes in Stockholders' Deficit       22
 Consolidated Statements of Cash Flows                             23
 Notes to Consolidated Financial Statements                     24-37

                       INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
Health Outcomes Management, Inc.
Minneapolis, MN


We have audited the accompanying consolidated balance sheets of Health Outcomes Management, Inc. and Subsidiaries as of February 28, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for Health Outcomes Management, Inc. and Subsidiaries for the period ended February 28, 1997 were audited by other auditors whose report, dated April 18, 1997, on those financial statements included an explanatory paragraph that describes factors which raise substantial doubt about the entity's ability to continue as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require taht we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Health Outcomes Management, Inc. and Subsidiaries as of February 28, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Health Outcomes Management, Inc. will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the entity's operating loss, net working capital deficiency and stockholders' deficit raise substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


SCHWEITEZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
April 15, 1999

                      HEALTH OUTCOMES MANAGEMENT, INC.
                             AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS

February 28,                                         1999            1998
_________________________________________________________  ______________
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                 $      30,034  $     119,716
  Trade receivables, less allowance for
   doubtful accounts of $7,800 in 1999;
   $13,400 in 1998                                 63,937         43,902
  Prepaid Expenses                                 13,768         15,383
---------------------------------------------------------   -------------
Total current assets                              107,739        179,001

PROPERTY AND EQUIPMENT, net                        25,613         55,384

OTHER ASSETS, net of accumulated amortization
  of $0 in 1999; $6,219 in 1998                         0         17,073
---------------------------------------------------------  --------------
Total assets                                $     133,352  $     251,458
_________________________________________________________________________

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Current maturities of long-term debt      $      36,274  $       7,500
  Current installments of obligations under
   capital leases                                  10,000         34,451
  Accounts payable                                156,611        470,385
  Deferred revenue                                186,928        326,075
  Accrued compensation                             36,731         35,478
  Accrued payroll taxes                            11,103         10,671
  Accrued interest                                    329              0
  Other current liabilities                         8,148         12,814
---------------------------------------------------------  --------------
Total current liabilities                         446,124        897,374

LONG-TERM DEBT, less current maturities            71,300         10,000

OBLIGATIONS UNDER CAPITAL LEASES, less current
  installments                                      4,604         14,011
---------------------------------------------------------  --------------
Total liabilities                                 522,028        921,385
---------------------------------------------------------  --------------

COMMITTMENTS AND CONTINGENCIES (Note 7, 14 & 15)


STOCKHOLDERS' DEFICIT
  Common stock, $.01 par value; authorized
   15,000,000 shares; issued and outstanding
   shares 9,198,761 in 1999 and 8,872,853 in
   1998                                           91,988          88,729
  Additional paid-in capital                   4,803,742       4,770,194
  Accumulated deficit                         (5,284,406)     (5,528,850)
---------------------------------------------------------  --------------
Total stockholders' deficit                     (388,676)       (669,927)
---------------------------------------------------------  --------------
Total liabilities and stockholders' deficit $    133,352   $     251,458
_________________________________________________________________________



                      HEALTH OUTCOMES MANAGEMENT, INC.
                             AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF OPERATIONS

_______________________________________________________________________
                                       1999          1998          1997
___________________________________________  ____________  ____________
Revenues                        $ 1,377,990  $  1,160,675  $  2,301,626
Cost of revenue                     737,342       806,928     1,399,522
___________________________________________  ____________  ____________
Gross Profit                        640,648       353,747       902,104
--------------------------------------------  ------------  ------------

Operating Expenses:
  Research and Development          127,236       128,740       223,437
  Selling and Marketing               4,846       115,962       135,713
  General and Administrative        458,932       472,814       511,256
--------------------------------------------  ------------  ------------
Operating income (loss)              49,634      (363,769)       31,698

Other income (expense):
  Interest income                     2,441         3,801         7,714
  Interest expense                  (20,344)      (12,740)      (19,491)
--------------------------------------------  ------------  ------------

Income (loss) from continuing
  operations                         31,731      (372,708)       19,921

Operating income (loss) from
  discontinued operations           212,713      (329,727)     (133,165)
--------------------------------------------  ------------  ------------

Net Income (loss)               $   244,444   $  (702,435)  $  (113,244)
________________________________________________________________________


Net Income (Loss) Per
 Share Data:

Basic
Income (loss) from continuing
 operations                     $      0.00   $     (0.04)  $      0.00
Net income (loss) per share     $      0.03   $     (0.08)  $     (0.01)
Shares used in per share
 calculations                     8,872,853     8,574,910     8,434,058

Diluted
Income (loss) from continuing
 operation                      $      0.00   $     (0.04)  $      0.00
Net income (loss) per share     $      0.03   $     (0.08)  $     (0.01)
Shares used in per share
 calculations                     8,913,096     8,574,910     8,434,058


                                           HEALTH OUTCOMES MANAGEMENT, INC.
                                                    AND SUBSIDIARIES

                            CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

__________________________________________________________________________________________________________
                                                                                     Note
                                                      Additional                   Receivable
                 Preferred Stock    Common Stock        Paid In    Accumulated       from        Total
                 _______________  _________________     Capital      Deficit        Officer     Deficit
                 Shares   Amount  Shares     Amount
__________________________________________________________________________________________________________
Balance
February 29, 1996  0       $0    8,327,885   $83,279   $4,665,724   ($4,713,171)   ($92,400)    ($ 56,568)

Proceeds from
Options Exercised  0       $0      123,000   $ 1,230   $   44,280    $        0     $     0      $ 45,510

Issuance of
Common Stock       0       $0       48,144   $   481   $   14,564    $        0     $     0      $ 15,045

Net Loss           0       $0            0   $     0   $        0   ($  113,244)    $     0     ($113,244)

Payments Rec'd on
Note Receivable
from Officer       0       $0            0   $     0   $        0    $        0     $22,900      $ 22,900
----------------------------------------------------------------------------------------------------------

Balance
February 28, 1997  0       $0    8,499,029   $84,990   $4,724,568   ($4,826,415)   ($69,500)    ($ 86,357)

Issuance of
Common Stock       0       $0      373,824   $ 3,739   $   45,626    $        0     $     0      $ 49,365

Net Loss           0       $0            0   $     0   $        0   ($  702,435)    $     0     ($702,435)

Payments Rec'd on
Note Receivable
from officer       0       $0            0   $     0   $        0    $        0     $69,500      $ 69,500
----------------------------------------------------------------------------------------------------------

Balance
February 28, 1998  0       $0    8,872,853   $88,729   $4,770,194   ($5,528,850)    $     0     ($669,927)

Issuance of
Common Stock       0       $0      325,908   $ 3,259   $   33,548    $        0     $     0      $ 36,807

Net Income         0       $0            0   $     0   $        0    $  244,444     $     0      $244,444
----------------------------------------------------------------------------------------------------------

Balance
February 28, 1999  0       $0    9,198,761   $91,988   $4,803,742   ($5,284,406)    $     0     ($388,676)
----------------------------------------------------------------------------------------------------------



                         HEALTH OUTCOMES MANAGEMENT, INC. & SUBSIDIARIES
                              CONSOLIDATED STATEMENTS OF CASH FLOWS

_________________________________________________________________________________________
                                                         1999         1998          1997
_________________________________________________________________________________________
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                    244,444     (702,435)     (113,244)
-------------------------------------------------------------     ---------     ---------

 Adjustments to reconcile net income (loss)
 to cash provided by operating activities:
  Depreciation                                         29,771       57,002        91,913
  Amortization                                         17,073       40,264        32,764
  Provision for losses on trade receivables             3,897       13,613        31,234
  Net recoveries (write-offs) of bad debts             (9,497)     (35,213)        5,114
  Loss (gain) on disposal of inventory and  equipment  (3,425)      49,048             0
  Loss (gain) on disposal of segment                 (212,542)     208,550             0
  Accrued severance exp converted to note payable      26,500            0             0
  Interest on capital leases                           (1,522)           0             0
  Accrued consulting fees converted to note payable    50,000            0             0
  Stock issued as payment for services performed            0       49,365        15,045
 Changes in operating assets and liabilities, net of
 acquisitions:
  Decrease (increase) in trade receivable             (14,435)      70,100        11,469
  Decrease (increase) in inventory                          0       16,498       (18,405)
  Decrease (increase) in prepaid expenses               1,615        1,983        26,439
  Decrease (increase) in other current assets               0            0           679
  Increase (decrease) in accounts payable             (77,934)     161,634       (32,624)
  Increase (decrease) in deferred revenue            (139,147)      12,149       120,266
  Increase (decrease) in accrued compensation           1,253      (21,069)      (18,408)
  Increase (decrease) in payroll taxes                    432       (4,308)       (5,243)
  Increase (decrease) in accrued interest                 329            0             0
  Increase (decrease) in other current liabilities     32,141      (12,794)        9,389
--------------------------------------------------------------  -----------  ------------
Total adjustments                                    (295,491)     606,822       269,632
--------------------------------------------------------------  -----------  ------------
Cash flows provided by (used in) operating activities (51,047)     (95,613)      156,388
--------------------------------------------------------------  -----------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                                       0      (21,698)       (2,569)
 Proceeds from the sale of equipment                    3,425        2,310             0
 Proceeds fron the sale of intangibles                      0       14,091             0
 Purchase of pharmacy assets                                0      (10,000)      (23,544)
--------------------------------------------------------------  -----------  ------------
Cash flows used in investing activities                 3,425      (15,297)      (26,113)
--------------------------------------------------------------  -----------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments received on note receivable             0       69,500        22,900
 Principal payments under capital lease obligations   (19,799)     (43,214)      (54,538)
 Prepayments of note payable assumed in acquisition    (4,500)      (4,684)       (3,780)
 Principal payments under other notes payable         (17,761)           0             0
 Proceeds from issuance of common stock                     0            0        45,510
--------------------------------------------------------------  -----------  ------------
Cash flows provided by (used in) financing activities (42,060)      21,602        10,092
--------------------------------------------------------------  -----------  ------------
Increase in cash and cash equivalents                 (89,682)     (89,308)      140,367

Cash and cash equivalents:
 Beginning                                            119,716      209,024        68,657
--------------------------------------------------------------  -----------  ------------
 Ending                                                30,034      119,716       209,024
_________________________________________________________________________________________

Cash paid during the year for interest:                21,537       19,415        23,027
_________________________________________________________________________________________


                      HEALTH OUTCOMES MANAGEMENT, INC.
                             AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

Health Outcomes Management, Inc., (the Company) formerly know as Data Med Clinical Support Services, Inc., and its wholly owned subsidiaries, develop and supply computer software systems and services to the healthcare industry and sell prescription and over-the-counter drugs at the retail level. During 1998, the Company disposed of its retail prescription and over-the-counter drug operations.

The Company markets clinical and financial software systems and related services used for the management of community pharmacies, long-term care nursing facilities, homecare facilities and hospital departments.

Significant accounting policies of the Company are summarized below:

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Use of estimates:

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company utilizes Financial Accounting Standard No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Property and equipment:

Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance costs are charged to expense. Additionally, where required by generally accepted accounting principles, all significant equipment leases are capitalized as installment purchases. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is reflected in the results of operations.

Depreciation and amortization:

Depreciation of property and equipment is provided over the useful lives of the respective assets on a straight-line basis. The useful lives, for financial reporting purposes, range from three to seven years.

                       HEALTH OUTCOMES MANAGEMENT, INC.
                              AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies of the Company are summarized below: (Continued)

Research and development:

Research and development costs are charged to expense as incurred.

Revenue recognition:

Revenue from software systems and services is recognized upon delivery of software and clients' completion of required training programs. Revenue from prescription and over-the-counter drug sales is recognized at the point of sale.

Deferred Revenue:

Deferred revenue is recorded when payments are received from clients in advance of software services being provided, usually pursuant to long-term software systems contracts or annual support service agreements. Deferred revenue is amortized monthly over the life of the agreements, usually from one to three years.

Net income (loss) per common share:

The Company has adopted the provisions of statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128") effective February 28, 1998. SFAS 128 requires the presentation of basic and diluted net income (loss) per share. Basic net income (loss) per share is computed by dividing net income
(loss) available to common stockholders by the weighted average number of common shares outstanding for that period. Diluted net income (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during that period. Dilutive potential shares consist of incremental common shares issuable upon exercise of stock options and warrants and conversion of preferred stock and convertible debt for all periods. All prior period net income (loss) per share amounts have been restated to comply with SFAS No. 128.

Capitalized software:

The Company capitalizes software production costs after technological feasibility has been established and prior to general release to clients. Annual amortization of capitalized software is based on the greater of the amount computed using the straight-line method over the estimated 36-month economic product life or using the ratio that current gross revenues for the software product bears to the total of current and anticipated future gross revenues for that product.

Non-compete agreements:

As a part of a purchase of certain assets of a business, the Company acquired non-compete agreements. These agreements are being amortized over five years. The related amortization expense was $15,000 in 1999 and $30,000 in 1998 and 1997, respectively.

                       HEALTH OUTCOMES MANAGEMENT, INC.
                              AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies of the Company are summarized below: (Continued)

Cash and cash equivalents:

For purposes of the cash flow statement, the Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Stock based compensation:

The Company applies Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plan. Accordingly, no compensation expense has been recognized for its stock-based compensation plan. The Company has adopted the disclosure requirements of Statements of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation.

Comprehensive income:

The Company does not have any items of comprehensive income in any of the periods presented.

New accounting pronouncements:

In October 1997, the AICPA issued Statement of Position (SOP) 97-2 on Software Revenue Recognition that supersedes SOP 91-1. The SOP is effective for all fiscal years beginning after December 15, 1997. The Company's adoption of this statement for 1999 had no material effect on its net income.

The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") in the fiscal year ended February 28, 1999. SFAS establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. Since the closing of the pharmacy operations, the Company has viewed its operations as principally one segment, the sale and service of software to the healthcare industry. As a result, the information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

The Company derives principally all of its sales throughout the United States.

Reclassifications:

Certain amounts for 1998 have been reclassified for comparative purposes to conform with the presentation of the 1999 amounts. The reclassifications have no effect on net income.

                       HEALTH OUTCOMES MANAGEMENT, INC.
                              AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2.  CONTINUATION AS A GOING CONCERN

The accompanying consolidated financial statements are prepared assuming the Company will continue as a going concern. The Company incurred an operating loss from continuing operation of $372,708 during the year ended February 28, 1998, and an operating profit of $31,731 from continuing operations during the year ended February 28, 1999. As of February 28, 1999, the Company had an accumulated deficit of $5,284,406, a stockholders' deficit of $388,676, and a working capital deficit of $338,385. Accordingly, there is substantial doubt about the Company's ability to continue in existence. The Company's continued existence is dependent upon management's ability to return to profitable operations and resolve its liquidity problems. Management anticipates profitability will return and that liquidity problems will be resolved as a result of the actions described below. The financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

Management has adopted the following plans for the coming year:

* Continue to market the Company's Assurance Coordinated Pharmaceutical Care System (tm) to community pharmacies, pharmacy benefit managers, and third party payers.

* Expand its current strategy of locating a strategic partner in the pharmaceutical care marketplace that has the financial strength to bring the Company's product to market at a substantially increased pace.

*  Continue to strengthen its relationship with Advanced Information Management
   (AIM) through additional sales of AIM's software to its clients and to new prospects.

* Reduce operating costs and ensure that the effectiveness of remaining expenditures is consistent with support of the Company's client base.

If operations and cash flows continue to improve through these efforts, management believes that the Company can continue to operate. However, no assurance can be given that management's actions will result in continued profitable operations and the resolution of its liquidity problems.

                      HEALTH OUTCOMES MANAGEMENT, INC.
                             AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3.  BUSINESS ACQUISITIONS

On July 19, 1996, the Company acquired certain assets of Edina Pharmacy, a community pharmacy located in Minneapolis, Minnesota. Assets acquired include inventory, fixtures and equipment, and the patient list. The purchase price was $47,408, of which $12,000 was paid in cash. A note payable of $14,973 was assumed. The remaining balance of $20,435, payable by the Company in twelve equal monthly installments, was paid off during 1998.

The transaction was accounted for using the purchase method of accounting. The accompanying consolidated financial statements include results of operations of the acquired business from the date of acquisition. Due to the nature of the transaction under which the Company purchased only certain assets of Edina Pharmacy, owned by an individual reporting financial information on an income tax basis, meaningful pro-forma financial information is not available.

On April 1, 1997, the Company acquired certain assets of Preserve Rexall Drug, a community pharmacy located in Eden Prairie, Minnesota from Supplee Enterprises, Inc. The Company acquired some fixtures and the patient list. The purchase price was $40,000 of which $10,000 was paid in cash. The unpaid balance of $17,500, payable at $500 per month, matures in March 2000. The remaining balance of $30,000, payable by the Company in eleven equal monthly installments, was paid off during 1998. Similar to Edina Pharmacy which was acquired in July 1996, the Company planned to develop this pharmacy into a prototype store applying patient care concepts utilizing the Company's Assurance Coordinated Pharmaceutical Care System (tm) software. During 1998 the Company discontinued the operations of both the Edina and Eden Prairie facilities (see Note 17).


NOTE 4.  PROPERTY AND EQUIPMENT

Property and equipment, at cost, consists of the following:

_________________________________________________________________________
                                                      1999          1998
_________________________________________________________________________
Property acquired under capitalized leases     $    41,649   $   181,547
Furniture and equipment                            588,555       480,338
-------------------------------------------------------------------------
                                                   630,204       661,885

Less accumulated amortization and depreciation,
 including accumulated amortization on equipment
 acquired under capital leases $29,889 and
 $160,747, respectively                           (604,591)     (606,501)
-------------------------------------------------------------------------
Net property and equipment                     $    25,613   $    55,384
_________________________________________________________________________


NOTE 5.  CAPITALIZED SOFTWARE

During 1996, the Company became licensed as an authorized reseller of financial software. The software is for corporate use and inclusion into the Company's software products. The Company is amortizing the $8,292 of software costs over three years.

New software products, developed in 1998 and 1997, were expensed as incurred due to lack of significant revenues generated from such products. No new software products were developed during 1999, however, the Company continued to modify and improve its existing products. Costs related to these improvements and Year 2000 compliance were expensed.

Amortization of capitalized computer software costs was $2,073, $2,764, and $2,764 in 1999, 1998 and 1997, respectively.

                       HEALTH OUTCOMES MANAGEMENT, INC.
                              AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6.  LONG-TERM DEBT

Long-term debt consisted of the following:

________________________________________________________________________
                                                     1999           1998
________________________________________________________________________
Note payable maturing March 2000, payable in
monthly installments of $500, including
interest at 8.0%                               $    6,298     $   17,500

Note payable maturing July 1999, payable in
monthly installments of $1,102, including
interest at 10.0%, secured by specific
computer equipment                                  5,376              0

Note payable maturing December 2000, payable
in average monthly installments of $1,167,
secured by inventory, receivables, equipment
and general intangibles                            29,000              0

Note payable to related party maturing June
2000, including interest at 8.0%, and secured
by inventory, receivables, equipment and
general intangibles, fully subordinate to
other obligations of the Company as designated
by the Board of Directors, and convertible
into common stock at a conversion price of
$.10 per share                                     50,000              0

Note payable to former employee maturing
November 2000, payable in monthly installments
of $800, including interest at 10.0%               16,900              0
------------------------------------------------------------------------
                                                  107,574         17,500
Less current maturities                            36,274          7,500
------------------------------------------------------------------------
Total long-term maturities                     $   71,300     $   10,000
________________________________________________________________________

Scheduled principal payments of long-term debt are as follows:

________________________________________________________________________
Year                                                              Amount
________________________________________________________________________
2000                                                          $   36,274
2001                                                              71,300
------------------------------------------------------------------------
Total                                                         $  107,574
________________________________________________________________________


                      HEALTH OUTCOMES MANAGEMENT, INC.
                             AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7.  LEASES

The Company currently leases its corporate office facility under an operating lease agreement, which expires December 31, 1999, with an option for an additional year.

Rental expense in 1999, 1998 and 1997 was $109,864, $150,069 and $144,753,
respectively.

Future minimum rental payments due under non-cancelable operating leases are as follows:

________________________________________________________
                                                 Amounts
________________________________________________________
2000                                           $  81,690
--------------------------------------------------------
Total                                          $  81,690
________________________________________________________


Future minimum lease payments under capital lease obligations are as follows:

_________________________________________________________
                                                 Amounts
_________________________________________________________
2000                                           $  11,592
2001                                               4,889
---------------------------------------------------------
Total                                             16,481
Less amounts representing interest                (1,877)
---------------------------------------------------------
Present value of net minimum lease payments       14,604
Less current installments                        (10,000)
---------------------------------------------------------
Obligations under capital leases,
excluding current installments                     4,604
_________________________________________________________


All equipment purchased under capital leases is pledged as collateral.

                       HEALTH OUTCOMES MANAGEMENT, INC.
                              AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8.  INCOME TAXES

There was no income tax expense or benefit amounts recorded for 1999, 1998 or 1997.

The provision for income taxes from continuing operations for the years ended February 28, 1999, 1998 and 1997, differs from the statutory federal tax rate applied as follows:

____________________________________________________________________
                                       1999        1998        1997
____________________________________________________________________
Federal tax calculated at the
statutory rate                          34%        (34%)        34%
State taxes, net                         2%         (2%)         2%
Change in valuation allowance          (36%)        36%        (36%)
--------------------------------------------------------------------
                                         0%          0%          0%
____________________________________________________________________


Deferred taxes, calculated using an effective tax rate of 36% in 1999, 1998 and 1997, consists of the following:

_____________________________________________________________________
                                      1999        1998        1997
_____________________________________________________________________
Deferred tax assets:
  Capital leases                $    (200)  $   11,000  $   10,000
                                    10,800      18,000      30,000

                                     2,800       4,800      12,600

                                 2,214,000   1,983,600   1,512,000

                                    67,300     117,400     113,000
---------------------------------------------------------------------
Gross deferred tax assets        2,294,700   2,134,800   1,677,600
                                (2,294,700) (2,134,800) (1,677,600)
---------------------------------------------------------------------
                                $        0  $        0  $        0
_____________________________________________________________________


As of February 28, 1999, the Company had net operating loss carryforwards for tax reporting purposes of approximately $6,150,000, which expire beginning in 2002. Included in the above carryforward amounts are approximately $670,000 of net operating losses attributable to the former separate operations of STAT Systems, Inc., utilization of which is restricted subject to the annual limitations specified by the Internal Revenue Code of 1986 as amended.


NOTE 9.  NET INCOME (LOSS) PER SHARE

The following table presents the computation of basic and diluted net income
(loss) per share:

____________________________________________________________________
                                      1999        1998        1997
____________________________________________________________________
Numerator for basic and diluted
earnings per share - income
(loss) from continuing
operations                       $  31,731   $(372,708)  $  19,921
Discontinued operations            212,713    (329,727)   (133,165)
--------------------------------------------------------------------
Net income (loss)                $ 244,444   $(702,435)  $(113,244)
____________________________________________________________________


                       HEALTH OUTCOMES MANAGEMENT, INC.
                              AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9.  NET INCOME (LOSS) PER SHARE (CONTINUED)

The following table presents the computation of basic and diluted net income
(loss) per share (continued):


______________________________________________________________________________
                                               1999         1998         1997
______________________________________________________________________________
Reconciliation of shares used in basic and diluted per share calculations:

Denominator for basic income
per share - weighted average
common shares outstanding                8,872,853     8,574,910    8,434,058
Effect of dilutive securities:
   Stock options                            34,764             0            0
   Warrants                                      0             0            0
   Convertible debt                          5,479             0            0
------------------------------------------------------------------------------
Denominator for diluted net
income (loss) per share
adjusted weighted average
shares and assumed conversion            8,913,096     8,574,910    8,434,058
______________________________________________________________________________

Basic per share data:
Income (loss) from continuing
 operations                                $  0.00       $ (0.04)     $  0.00
Discontinued operations                    $  0.03       $ (0.04)     $ (0.01)
------------------------------------------------------------------------------
Net income (loss)                          $  0.03       $ (0.08)     $ (0.01)
______________________________________________________________________________

Diluted per share data:
Income (loss) from continuing
 operations                                $  0.00       $ (0.04)     $  0.00
Discontinued operations                    $  0.03       $ (0.04)     $ (0.01)
------------------------------------------------------------------------------
Net income (loss)                          $  0.03       $ (0.08)     $ (0.01)
______________________________________________________________________________


NOTE 10.  STOCKHOLDERS' DEFICIT

Stock issuances:

During 1998, 373,824 shares of common stock were awarded to related parties, directors, associates and consultants as payment for services performed.

During 1999 and 1997, 325,908 and 48,144 shares of common stock, respectively, were issued as part of the Company match benefit for the 401(k) retirement plan.

Preferred stock:

The Company has authorized Series A, convertible preferred stock. All preferred shares are non-voting, receive no dividends, and have liquidation preference over the Company's common stock. All 1,000,000 preferred shares are unissued and are undesignated as of February 28, 1999.

                       HEALTH OUTCOMES MANAGEMENT, INC.
                              AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10.  STOCKHOLDERS' DEFICIT (CONTINUED)

Stock option plan:

In February 1986, the Company adopted a stock option plan providing for the issuance of up to 1,200,000 shares of common stock to associates, members of the board of directors and other non-employee agents of the Company. The exercise price of the options must be at least 100% (110% for stockholders with 10% or more ownership) of the fair market value of the common stock as of the date of grant. Generally, options are exercisable for a period of ten years (five years for shareholders with 10% or more ownership) commencing on the date of grant.

During February 1996, the Company's 1986 stock option plan expired. No additional stock options can be issued under this plan to associates, members of the board of directors, or other non-employee agents of the Company without shareholder approval of a new stock option plan.

During 1999 and 1998, the Company granted non-qualified options to various employees, board of directorss, and non-employee agents.

Information with respect to options for the Company's common shares is summarized as follows:

________________________________________________________________________________________
                                                                         Non-Qualified
                                                     Incentive Options       Options
                                                     _________________   _______________
                                                             Weighted           Weighted
                                       Price Per             Average            Average
                                         Share        Stock  Exercise    Stock  Exercise
                                         Range       Options   Price    Options   Price
________________________________________________________________________________________
Balance February 29, 1996             $0.25  $0.97   686,815   $0.47    133,000   $0.46

Granted                                                    0                  0
Exercised                             $0.37  $0.37  (123,000)  $0.37          0
Canceled                              $0.25  $0.97  (151,000)  $0.54          0
----------------------------------------------------------------------------------------
Balance February 28, 1997             $0.25  $0.97   412,815   $0.48    133,000   $0.46

Granted                               $0.08  $0.23         0            202,000   $0.22
Exercised                                                  0                  0
Canceled                              $0.25  $0.97  (130,500)  $0.51          0
----------------------------------------------------------------------------------------
Balance February 28, 1998             $0.08  $0.97   282,315   $0.46    335,000   $0.29

Granted                               $0.10  $0.10         0            246,400   $0.10
Exercised                                                  0                  0
Canceled                              $0.28  $0.97   (57,500)  $0.47    (28,000)  $0.32
----------------------------------------------------------------------------------------
Balance February 28, 1999             $0.10  $0.97   224,815   $0.47    553,400   $0.21
________________________________________________________________________________________


At February 1999, 1998 and 1997, currently exercisable options aggregated 497,215, 388,565, and 445,565 shares of common stock, respectively, and the weighted-average exercise price of those options was $0.37, $0.37 and $0.41, respectively.

                       HEALTH OUTCOMES MANAGEMENT, INC.
                              AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10.  STOCKHOLDERS' DEFICIT (CONTINUED)

Stock option plan: (Continued)

The weighted average fair values of options granted were as follows:

______________________________________________________________________
                                                        Estimated
                                                    Weighted Average
                                                        Fair Value
______________________________________________________________________
1998 grants                                           $         0.22
----------------------------------------------------------------------
1999 grants                                           $         0.03
______________________________________________________________________

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal 1999 and 1998.

_____________________________________________________________________
                                                  1999          1998
_____________________________________________________________________
Risk-free interest rate                          4.39%         6.18%
Expected live of options                       7 years       9 years
Expected volatility                               .09%          .52%
Expected dividend yield                             0%            0%
_____________________________________________________________________


The Company applies APB No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plan. Accordingly, no compensation expense has been recognized for its stock-based compensation plan. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, Accounting for Stock-Based Compensation, the Company's fiscal 1998 and 1997 net loss and loss per share would have been increased by approximately $35,000 and $43,000, or $0.01 per share for each year. Fiscal 1999 net income and earnings per share would have been reduced by approximately $17,000, or $0.02 per share.

Pro forma amounts reflect only options granted in 1996 and after. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to March 1, 1995 is not considered.

Warrants:

From time to time the Company grants warrants to officers, employees and non-employees in consideration for loans extended to the Company and for recognition of services performed.

Information with respect to warrants for the Company's common shares is summarized as follows:

                                                   Average Exercise
                                   Shares          Price per Share
_______________________________________________________________________
Balance February 29, 1996        275,000                $  0.37

Canceled                         (60,000)               $  0.38
-----------------------------------------------------------------------
Balance February 28, 1997        215,000                $  0.37

Canceled                         (50,000)               $  0.30
-----------------------------------------------------------------------
Balance February 28, 1998        165,000                $  0.39

Canceled                               0
-----------------------------------------------------------------------
Balance February 28, 1999        165,000                $  0.39
_______________________________________________________________________


                       HEALTH OUTCOMES MANAGEMENT, INC.
                              AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11.  MAJOR CLIENTS

During fiscal 1999, 1998 and 1997, one client accounted for approximately 0%, 0% and 27%, respectively, of total revenues. During January 1997, the Company's relationship with this client terminated at the end of the three-year agreement. The Company received a one-time payment of $159,000 in fiscal 1997 pursuant to a "transition agreement" between the Company and this client. See Note 13 to the consolidated financial statements for discussion of this "transition agreement". During April 1996, the Company terminated its one-year marketing agreement with another of its major clients in order to pursue other marketing arrangements. Revenue from the client was not material in 1998 or 1997.


NOTE 12.  NOTE RECEIVABLE FROM OFFICER

At February 28, 1997, the Company had a 9.25% secured note receivable from an executive officer, with interest payable quarterly on the unpaid balance. Collateral consisted of 210,000 shares of the Company's common stock.
Additional provisions of the note require that the officer assign other personal assets as additional collateral should the value of the then existing collateral be insufficient to pay off the unpaid loan balance. The officer paid the remaining balance of the note receivable in 1997. At February 28, 1997, the balance due on the note receivable was $69,500.


NOTE 13.  MARKETING AGREEMENT

On February 1, 1995, an amendment to the agreement dated February 1, 1994, was entered into with Option Care, Bannokburn, IL. The terms of the amendment appointed the Company as the exclusive marketing representative to market and promote the licensing of Option Care's private label clinical and financial software system, commonly know as FOCIS, to existing and future franchises of Option Care. Additional terms of the amendment provided that Health Outcomes Management receive 80% of the license fee charges to each Option Care franchise rather than the monthly retainer payments provided for in the original agreement. In addition to providing the software, the Company performed all software training and client support. The term of the original agreement was for a period of three years. The amendment did not alter the termination date of the agreement. The amendment also provided for the cancellation of an unrelated marketing agreement effective June 15, 1994. The February 1, 1994 agreement canceled a software development and marketing agreement effective November 29, 1991.

On January 31, 1997, the marketing agreement between the Company and Option Care, Inc. terminated. On October 31, 1996, the Company and Option Care signed a "transition agreement" that, according to the terms of the agreement, required Option Care to pay the Company a one-time payment of $159,000 for consulting services and certain software tools owned by the Company which is included in revenue in the statement of operations. The Company also received an additional $15,000 for training services provided.


NOTE 14.  SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental schedule of non-cash investing and financing activities:

In 1999, the Company issued 325,908 shares of common stock in payment of $36,807 matching contribution to the Company's 401(k) retirement plan.

In 1999, the Company entered into an installment contract obligation of $30,000, with a vendor, as a result of the restructuring of an accounts payable obligation with the same vendor.

                       HEALTH OUTCOMES MANAGEMENT, INC.
                              AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 14.  SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED)

In 1999, the Company entered into an installment contract of $12,537, with a lessor, as a result of the restructuring of a capital lease obligation, with the same lessor, upon termination of the lease.

In 1998, the Company incurred a net installment contract obligation of $24,416 associated with the purchase of pharmacy assets and equipment.

In 1998, the Company received credits totaling $15,500 from vendors for pharmacy inventory disposed of in connection with disposition of the operations.

In 1997, the Company assumed a note payable of $14,973 associated with its acquisition of certain assets of Edina Pharmacy.

In 1997, the Company issued 48,144 shares of common stock in payment of a $15,045 matching contribution to the Company's 401(k) retirement plan.


NOTE 15.  EMPLOYMENT AGREEMENT

On February 1, 1991, the Company entered into employment agreements with its then President and Vice President which provided for their employment for a term of three years with automatice renewal of the term for one-year periods thereafter, unless terminated by the Company within provisions of the agreement, or by the President or Vice President for any reason upon twelve weeks advance notice. The Company may be required to purchase all of the employees' common shares including unregisterd shares, unexercised stock options and warrants at the average fair market value price at the time of the termination. The agreements also contain certain restrictive covenants including a non-compete covenant. The employment agreements were being renewed for one-year periods pursuant to the automatic renewal provisions of the original agreements. In December 1997, the Company terminated the employment of its President. The Company's commitments to purchase stock, warrants and options discussed above lapsed subsequent to year end February 28, 1998.


NOTE 16.  RETIREMENT PLANS

On March 1, 1995, the Company established a defined contribution, 401(k), retirement plan for substantially all of its employees. The Company matches 50% of the employee's contribution up to 6% of compensation, as defined. The expense recognized in years ending 1999, 1998 and 1997 relating to the plan totaled $13,000, $14,000 and $14,000, respectively. The Company issued 48,144 shares of the Company's common stock in 1997 as payment for the Company's 1996 matching contribution and 325,908 shares for its 1997, 1998 and 1999 matching contribution.


NOTE 17.  DISCONTINUED OPERATIONS

In December 1997, the Company discontinued its operation of retail prescription and over-the-counter drug sales. Accordingly, the operating results of the drug sales operations, including provision for estimated lease termination costs, employee benefits and any losses during the phase out period, of approximately $199,235, and a write off of leasehold improvements and equipment of approximately $9,300, are included with losses from discontinued operations on the statement of operations.

                       HEALTH OUTCOMES MANAGEMENT, INC.
                              AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 17.  DISCONTINUED OPERATIONS (CONTINUED)

The Company has restated its prior financial statements to present the operating results of the retail drug operations as discontinued. The Company has provided a valuation allowance for any tax benefits which may be realized in the future from the carryforward of the loss form discontinued operations. The current components of net assets from discontinued operations included in the Company's consolidated balance sheet at February 28, 1999, 1998 and 1997 are as follows:

_________________________________________________________________________
                                               1999       1998      1997
_________________________________________________________________________
Cash                                       $      0  $       0  $ 18,000
Accounts receivable                               0          0    11,000
Inventories                                       0          0    52,000
Property and equipment - net                      0          0    11,000
Accounts payable and other
 current liabilities                         48,718   (147,000)  (15,000)
Provision for phase out costs                     0   (208,000)        0
-------------------------------------------------------------------------
                                           $ 48,718  $(355,000) $ 77,000
_________________________________________________________________________


During 1999, the Company negotiated certain agreements relating to commitments and liabilities anticipated to be incurred for the discontinuation of the pharmacy operations. These agreements, most significantly its lease obligation for the pharmacy, resulted in a reduction in the amounts accrued in 1998 for the provision for phase out costs and accounts payable of $213,000.

PART III

Item 1.  Index to Exhibits

Exhibit Number   Document                                                Page
______________   ______________________________________________________  ____
  2(a)           Articles of Incorporation                                43

  2(b)           Amendment to Articles of Incorporation (dtd. 11/15/95)   46

  2(c)           Amendment to Articles of Incorporation (dtd. 06/15/87)   47

  2(d)           Amendment to Articles of Incorporation (dtd. 02/19/98)   48

  2(e)           Corporate By-Laws                                        49

  3              Instruments Defining Rights of Security Holders

                 - The only outstanding equity securities of the Company  16 are discussed in Item 8 of Part I of this filing

                 - The material elements of the outstanding debt of the   32
                   Company are discussed in Note 6 of the Company's
                   Audited Financial Statements which are included in Part F/S of this filing

  5              Voting Trust Agreements                                 None

  6              Material Contracts                                      None

  7              Material Foreign Patents                                None

SIGNATURE


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    HEALTH OUTCOMES MANAGEMENT, INC.


                                    By:    /s/ Peter J. Zugschwert
                                           _______________________
                                           Peter J. Zugschwert
                                           Chairman and President
                                           Principal Executive Officer

                                    Date:  /s/ June 10, 1999
                                           _______________________

                                Exhibit 2(a)
                             Corporate Charter

                         ARTICLES OF INCORPORATION
                                    OF
                  DATA MED CLINICAL SUPPORT SERVICES, INC.


The undersigned, for the purpose of forming a corporation under and pursuant to the provisions of Chapter 302A, Minnesota Revised Statutes, and laws amendatory thereof and supplementary thereto, does hereby adopt the following Articles of Incorporation.

                                ARTICLE I

The name of this corporation shall be Data Med Clinical Support Services, Inc.

                                ARTICLE II

The registered office of this corporation in the State of Minnesota shall be at 2331 University Avenue S.E., Minneapolis, Minnesota 55414. The name of the registered agent of the corporation at that address is William A. Peter, Jr.

                               ARTICLE III

3.01 This corporation shall have the authority to issue an aggregate of fifteen million (15,000,000) shares of Common Stock, each with $.01 par value. Such shares shall be designated as this corporation's "Common Stock".

3.02 This corporation shall have the authority to issue an aggregate of one million (1,000,000) shares of Preferred Stock, which may be issued in one or more series as determined from time to time by the Board of Directors. Such shares shall be designated as the "Preferred Stock, Series _______________".
The shares of Preferred Stock of any series authorized for issuance by the Board of Directors shall be senior to the Common Stock with respect to any distribution (as such term is defined in Section 302A.011, Subd. 10, Minnesota Statutes, if so designated by the Board of Directors upon issuance of the shares of that series. The Board of Directors is hereby granted the express authority to fix by resolution any other designations, powers, preferences, rights, qualifications, limitations or restrictions with respect to any particular series of Preferred Stock prior to issuance thereof.

3.03 Expect as otherwise required by law, the holders of the shares of Common Stock shall have the sole voting rights of this corporation.

3.04  There shall be no cumulative voting by the holders of the Common Stock.

3.05 The shareholders shall take action by the affirmative vote of the holders of a majority of the voting power of the shares represented and voting at a duly held meeting, except where the affirmative vote of a greater number or the affirmative vote of a majority of the voting power of all voting shares is required by statute and except where the holders of a class or series are entitled by statute to vote as a class or series whether or not such holders are otherwise entitled to vote.

3.06 The shareholders of this corporation shall have no preemptive rights to subscribe for or otherwise acquire any new or additional shares of stock of this corporation of any class whether now authorized or authorized hereafter, or any options or warrants to purchase, subscribe for or otherwise acquire any such new or additional shares of any class or any shares, bonds, notes, debentures, or other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such new or additional shares of any class.

                                 ARTICLE IV

In addition to, and not by way of limitation of, the powers granted to the Board of Directors by the Chapter 302A, Minnesota Statutes, the Board of Directors of this corporation shall have the following powers and authority:

4.01 To fix by resolution and designation, power, preference, right, qualification, limitation or restriction with respect to the issuance of any series of the Preferred Stock of this corporation authorized by these Articles of Incorporation.

4.02 To issue shares of a class or series to holder of shares of another class or series to effectuate share dividends, splits, or conversion of its outstanding shares.

4.03 To fix the terms, provisions and conditions of and to authorize the issuance, sale, pledge or exchange of bonds, debentures, notes, or other evidences of indebtedness of this corporation.

4.04 To adopt, amend or repeal all or any of the Bylaws of this corporation by the vote of a majority of its members present at a duly held meeting, subject to the power of the shareholders to adopt, amend or repeal such Bylaws.

4.05 As to any member of the Board, to give advance written consent or opposition to a resolution stating an action to be taken by the Board. If such member is not present at the meeting at which action is taken upon such resolution, such consent or opposition does not constitute presence for purposes of determining the existence of a quorum, but shall be counted as a vote in favor of or against the resolution and shall be entered in the minutes or other record of action taken by the Board at the meeting if the resolution acted upon by the Board at the meeting is substantially the same or has substantially the same effect as the resolution to which the member of the Board has consented or objected.

4.06 To indemnify and to purchase and maintain insurance for officers, directors, employees and agents against liability asserted against them and incurred in any such capacity or arising out of their status as such to the fullest extent permissible under the provisions of Chapter 302A, Minnesota Statutes.

                                 ARTICLE V

Section 302A.671, Minnesota Statutes, shall apply to any control share acquisition of the capital stock of this corporation.

                                 ARTICLE VI

The name and post office address of the sole incorporator, who is a natural person of full age, is:

        Name                      Address
        _____________________    __________________________
        William A. Peter, Jr.    P.O. Box 1320
                                 Kennebunkport, Maine 04646

IN WITNESS WHEREOF, the undersigned incorporator has hereunto set his signature in Minneapolis, Minnesota, on this 4th day of February, 1986.

IN PRESENCE OF:


/s/ Janna Severance                       /s/ William A. Peter, Jr.
______________________________            ______________________________
                                          William A. Peter, Jr.

STATE OF MINNESOTA)
                       )SS.
COUNTY OF HENNEPIN     )

On this 4th day of February, 1986, before me personally appeared William A. Peter, Jr., to me known to be the person described in, and who executed, the foregoing instrument, and acknowledged that he executed the same act and deed.


                                          /s/ Patti S. Boller
                                          _______________________________

STATE OF MINNESOTA
DEPARTMENT OF STATE
I hereby certify that the within
instrument was filed for record
in this office on the 5th day of
Feb. A.D. 1986, at 4:30 o'clock
P.M., and was duly recorded in
Book F-66 of Incorporations, on
page 858.

/s/ Secretary of State

                              Exhibit 2(b)

                               AMENDMENT
                                   TO
                        ARTICLES OF INCORPORATION
                                   OF
                  DATA MED CLINICAL SUPPORT SERVICES, INC.


Data Med Clinical Support Services, Inc., by resolution of its Board of Directors adopted on September 11, 1995 and by resolution of its shareholders adopted on September 21, 1995, hereby amends its Articles of Incorporation, as amended (the "Articles"), to change the name of the corporation as set forth herein.

Accordingly, and in furtherance of the foregoing, Article I of the Articles is hereby amended and restated in its entirety as follows:

                                ARTICLE I

The name of the corporation shall be Health Outcomes Management, Inc.

Except as specifically amended, as set forth above, the Articles are unchanged.

Dated:  September 21, 1995


                                DATA MED CLINICAL SUPPORT SERVICES, INC.


STATE OF MINNESOTA              By   /s/ William A. Peter, Jr.
DEPARTMENT OF STATE                  __________________________________
      FILED                          William A. Peter, Jr.
  SEP. 28, 1995                      President and CEO

/s/ Secretary of State          And

                                By   /s/ Russell Jackson
                                     __________________________________
                                     Russell Jackson
                                     Secretary


STATE OF MINNESOTA
DEPARTMENT OF STATE

I hereby certify that this is
a true and complete copy of the
document as filed for record in
this office.

DATED 11/1/1995
_______________

/s/ Secretary of State

                                Exhibit 2(c)

                         CERTIFICATE OF AMENDMENT
                                    TO
                         ARTICLES OF INCORPORATION
                                    OF
                  DATA MED CLINICAL SUPPORT SERVICES, INC.


We, the undersigned, the President and Secretary, respectively, of Data Med Clinical Support Services, Inc., a corporation subject to the provisions of Chapter 302A, Minnesota Statutes, known as the Minnesota Business Corporation Act, do hereby certify that at a meeting of the shareholders of the corporation duly held on June 15, 1987, in accordance with the provisions of Sections 302A.431 and 302A.435, Minnesota Statutes, the following resolution providing for the amendment of the Articles of Incorporation of said corporation was duly adopted:

"RESOLVED: That the Articles of Incorporation of this corporation dated February 4, 1986, and filed of record with the Secretary of State of Minnesota on February 5 ,1986, in Book F-66, on page 858, shall be amended by the amendment and restatement of Section 4.06 thereof as follows:


   4.06 To adopt an indemnity plan and to purchase and maintain insurance for officers, directors, employees and agents against liability asserted against them and incurred in any such capacity or arising out of their status as such to the fullest extent permissible under the provisions of Chapter 302A, Minnesota Statutes. Except as expressly provided in
         Section 302A.251, Subd. 4, Minnesota Statutes, a member of the Board of Directors of this corporation shall have no personal liability to this corporation or to the shareholders for monetary damages for breach of fiduciary duty as a member of the Board of Directors.

IN WITNESS WHEREOF, we have set our signatures hereto this 25th day of June, 1987.

IN THE PRESENCE OF:


/s/ Michael Frakes                           /s/ William A. Peter, Jr.
_____________________________                ________________________________
                                             William A. Peter, Jr., President

/s/ Michael Frakes                           /s/ Richard B. Thon
_____________________________                ________________________________
                                             Richard B. Thon, Secretary


STATE OF MINNESOTA)
                     )SS.
COUNTY OF HENNEPIN   )

On this 25th day of June, 1987, before me, a notary public, personally appeared William A. Peter, Jr. and Richard B. Thon, to me known to be the persons named and described as the President and Secretary, respectively, of Data Med Clinical Support Services, Inc., and who executed the foregoing Certificate of Amendment to the Articles of Incorporation, and having been first duly sworn and under oath, did acknowledge and say that they executed the foregoing Certificate as their free act and deed and the free act and deed of said corporation for the uses and purposes therein expressed.


                                           /s/ Connie Dow
                                           _____________________________
                                           Notary Public


STATE OF MINNESOTA
DEPARTMENT OF STATE
      FILED
  JUNE 30, 1987
/s/ Secretary of State

                               Exhibit 2(d)

                           Notice of Change of
                           ___________________
                Registered Office - Registered Agent or Both
                     By Health Outcomes Management, Inc.

Name of Corporation:  Health Outcomes Management, Inc.

Pursuant to Minnesota Statutes, Section 302A.123, 404.10, 317.19, 317A.123 or 308A.025, the undersigned hereby certifies that the Board of Directors of the above named Corporation has resolved to change the corporation's registered office and/or agent to:

Agent's Name:  Peter Zugschwert

Address:       2331 University Avenue SE
               Minneapolis, MN  55414

Mailing Address:
(if different than address
above P.O. Box is acceptable)

The new address may not be a post office box. It must be a street address, pursuant to Minnesota Statutes, Section 302A.011, Subd. 3, 303.02, Subd. 5, 317.02, Subd. 13, 317A.01, Subd. 2.

               This change is effective on the day it is filed with the Secretary of State, unless you indicate another date, no later than 30 days after filing with the Secretary of State, on this line ____________________________________.

I certify that I am authorized to execute this certificate and I further certify that I understand that by signing this certificate I am subject to the penalties of perjury as set forth in Section 609.48 as if I had signed this certificate under oath.

Name of Officer or Other Authorized
Agent of Corporation:  Jeffrey C. Robbins       /s/ Jeffrey C. Robbins
                       __________________       __________________________
                                                Signature

Title or Office:  Secretary                     2/19/98
                  _____________________         __________________________
                                                Date

Filing Fee:   $35.00                    (For use by the Secretary of State)

   Business Services Division                   STATE OF MINNESOTA
   Office of the Secretary of State             DEPARTMENT OF STATE
   180 State Office Building                           FILED
   St. Paul, MN  55155                             FEB. 20, 1998
   Telephone: 612-296-2803
                                                /s/ Secretary of State

                              Exhibit 2(e)
                            Corporate By-Laws

                                  BYLAWS
                                    OF
                  DATA MED CLINICAL SUPPORT SERVICES, INC.


                                 ARTICLE I
                                  OFFICES
                                  _______

The registered office of the corporation shall be that set forth in the Articles of Incorporation dated February 4, 1986, filed with the Secretary of State of Minnesota on February 5, 1986, or in the most recent amendment thereof, or in a statement of the Board of Directors filed with the Secretary of State of the State of Minnesota changing the registered office in the manner prescribed by law. The corporation may also have offices and places of business at such other locations as the Board of Directors may from time to time designate, or the business of the corporation may require.

                                 ARTICLE II
                           SHAREHOLDER'S MEETINGS
                           ______________________

Section 2.1  Time and Place of Meetings
Regular or special meetings of the shareholders, if any, shall be held on the date and at the time and place fixed by the President/Chief Executive Officer or the Board of Directors, except that a meeting called by, or at the demand of a shareholder or shareholders, pursuant to Minnesota Statutes, Section 302A.431, Subd. 2, shall be held in the county where the principal executive office is located.

Section 2.2  Regular Meetings
An annual meeting of the shareholders shall be held at such place as the Board of Directors shall designate, either within or without the State of Minnesota, and on such date and at such time as may be determined by the Board of Directors and communicated to the shareholders according to the requirements set forth herein, for the purpose of electing directors and for the transaction of any other business which may properly come before it. Additional regular meetings of the shareholders may be held on a less frequent periodic basis. No meeting shall be considered a regular meeting unless specifically designated as such in the notice of meeting or unless all the shareholders are present in person or by proxy and none of them objects to such designation. Any business appropriate for action by the shareholders may be transacted at a regular meeting.

Section 2.3  Special Meetings
Special meetings of the shareholders may be held for any purpose or purposes, unless otherwise prescribed by statute. Such a meeting may be called by the President/Chief Executive Officer, the Chief Financial Officer or two or more directors and shall be called by the President/Chief Executive Officer at the request in writing of shareholders owning not less than ten percent (10%) or more of the voting stock of the corporation.

Section 2.4  Notice of Meetings
Written notice of a meeting of the shareholders stating the time and place thereof shall be mailed at least five (5) days but not more than sixty (60) days prior to the meeting, except as otherwise provided by statute, to each shareholder entitled to vote thereat to the last known address of such shareholder as the same appears upon the books of the corporation.

Every notice of any special meeting shall state the purpose for which the meeting has been called, and the business transacted at all special meetings shall be confined to the purpose stated in the call, unless all of the shareholders are present in person or by proxy and none of them objects to consideration of a particular item of business.

Section 2.5  Record Date
The determination of shareholders entitled to vote at a regular or special meeting shall be made on the date fixed by the Board of Directors for closing of the books of the corporation. If no date is fixed by the Board, the date for such determination shall be the date five (5) days before the date of such meeting.

Section 2.6  Waiver of Notice
Notice of the time, place and purpose of any meeting of shareholders, whether required by statute, the Articles of Incorporation or these Bylaws, may be waived by any shareholder. Such waiver may be given before, at, or after the meeting, and may be given in writing, orally or by attendance.

Section 2.7  Action Without Meeting
Any action which may be taken at a meeting of the shareholders may be taken without a meeting, if authorized in writing or writings signed by all shareholders who would be entitled to notice of a meeting for such purpose.

Section 2.8  Quorum
The presence at any meeting, in person or by proxy, of the holders of a majority of the shares entitled to vote, shall constitute a quorum for the transaction of business. If, however, such majority shall not be present in person or by proxy at any meeting of the shareholders, those present shall have the power to adjourn the meeting from time to time, without notice other than by announcement at the meeting, until the requisite amount of voting shares shall be represented. At any such adjourned meeting at which the required number of voting shares shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

Section 2.9  Voting
At all meetings of the shareholders, each shareholder having the right to vote shall be entitled to vote in person or by proxy, duly appointed by an instrument in writing subscribed by such shareholder. Each shareholder shall have one (1) vote for each share having voting power standing in his name on the books of the corporation. Upon the demand of any shareholder, the vote for directors or the vote upon any question before the meeting shall be by ballot. All elections shall be had and all questions decided by a majority vote except as otherwise required by these Bylaws, the Articles of Incorporation, any applicable shareholder agreement, or statute.

Section 2.10  Proxies
At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder of by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the corporation at or before the time of the meeting. A proxy shall be valid for the period specified in the proxy or, if no expiration date is provided in the proxy, for a period not to exceed eleven months from the date of its execution. A proxy's authority shall not be revoked by the death or incapacity of the maker unless, before the vote is cast and the authority exercised, written notice of such death or incapacity is given to the corporation.

                                 ARTICLE III
                             BOARD OF DIRECTORS
                             __________________

Section 3.1  Election of Directors
The business and affairs of this corporation shall be managed by its Board of Directors. The number of directors shall be the number last elected by a majority vote of the shareholders which shall not be less than one (1) nor more than seven (7) directors. Directors need not be shareholders. Each of the directors shall hold office until the regular meeting of the shareholders next held after its election, until a successor shall have been elected and shall qualify, or until he shall resign or shall have been removed as hereinafter provided.

Section 3.2  Board Meetings; Place and Notice
Meetings of the Board of Directors may be held from time to time at any place within or without the State of Minnesota that the Board of Directors may designate. In the absence of designation by the Board of Directors, Board meetings shall be held at the principal executive office of the corporation, except as may be otherwise unanimously agreeed orally or in writing or by attendance. Any director may call a meeting of the Board of Directors by giving two (2) days' notice to all directors of the date and time of the meeting. The notice need not state the purpose of the meeting. Notice may be given by mail, telephone, telegram or in person. If a meeting schedule is adopted by the Board of Directors, or if the date and time of a Board of Directors meeting has been announced at a previous meeting, no notice is required.

Section 3.3  Waiver of Notice
Notice of the time, place and purpose of any meeting of the Board of Directors, whether required by statute, the Articles of Incorporation, or these Bylaws, may be waived by any director. Such waiver may be given before, at, or after the meeting and may be given in writing, orally or by attendance. The attendance of a director at a meeting and participation therein shall constitute waiver of notice of such meeting unless the director attends for the express purpose of objecting to the transaciton of business because the meeting is not lawfully called or convened, the director so states at the meeting, and the director does not thereafter participate in the meeting.

Section 3.4  Quorum and Action of Board
At all meetings of the Board of Directors, a majority of the directors shall be necessary and sufficient to constitute a quorum for the transaction of business; provided, that if less than a majority of the directors are present, a majority of those present may adjourn the meeting from time to time without notice other than an announcement at the meeting at which adjournment is taken.

The directors present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

The act of a majority of the directors present at any meeting at which a quorum is present, or at any meeting at which a quorum was present and at which the remaining directors are authorized under this Section to continue to transact business shall be the act of the Board of Directors.

Section 3.5  Electronic Communications
A conference among directors by any means of communication through which the directors may simultaneously hear each other during the conference constitutes a board meeting, if the same notice is given of the conference as required by these Bylaws for a meeting, and if the number of directors participating in the conference would be sufficient to constitute a quorum at a meeting. Participation in a meeting by such electronic means of communication constitutes presence in person at the meeting.

Section 3.6  Vacancies
Any vacancy occurring on the Board of Directors by reason of death, resignation, disqualification, or increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, at any regular or special meeting, except that vacancies on the Board resulting from newly created directorships may only be filled by a majority vote of the directors serving at the time of the increase. Each director so elected shall hold office until the next regular or special shareholder meeting or until his or her successor is elected and qualified.

Section 3.7  Resignations
Any director of the corporation may resign at any time by giving writing notice to the Chairman of the Board or to the President/Chief Executive Officer or Secretary of the corporation. Unless a later date is specified in the notice of resignation as the effective date of resignation, resignation shall take effect on the date of receipt of the written notice by the Chairman, President/ Chief Executive Officer, or Secretary. Unless otherwise specified in such notice, the acceptance of the resignation shall not be necessary to make it effective.

Section 3.8  Removal
At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. Provided, however, that if less than the entire Board is to be removed, no one of the directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

Section 3.9  Absent Directors
A director may give advance written consent or opposition to a proposal to be acted on at a Board meeting. If the director is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition stated in writing and delivered to the President/Chief Executive Officer or the Officer or Director presiding at the meeting shall be counted as a vote in favor of or against the proposal if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the director has consented or objected. Such written consent or opposition shall be entered in the minutes or other record of action at the meeting.

Section 3.10  Action without Meeting
Any action which is required or may be taken at a meeting of the Board of Directors may e taken without a meeting if a consent in writing, setting forth the action so taken, is signed by a majority of all the directors entitled to vote with repsect to the subject matter thereof, except as to matters that require shareholder approval, in which case such consent in writing must be signed by all of the directors. Action taken by such written consent shall be effective on the date when signed by the required number of directors, or such earlier effective date as set forth therein. When written action is permitted to be taken by less than all of the directors, all directors shall be notified immediately of its text and effective date. Failure to provide the notice shall not invalidate the written action. A director who does not sign or consent to the written action shall have no liability for the action or actions taken thereby.

Section 3.11  Presumption of Assent
For purposes of any liability as a director, a director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless:

     a. He objects at the beginning of the meeting to the transactions of business because the meeting is not lawfully called or convened and does not thereafter participate in the meeting;

     b.  He votes against the action at the meeting; or

     c. He is prohibited from voting at the meeting due to a conflict of interest.

Section 3.12  Committees
The Board of Directors may, by a majority vote, designate two or more of their number to constitute an executive committee, which, to the extent determined by the Board and allowed by law, shall have an exercise the authority of the Board in the management of the business of the corporation. Such executive committee shall act only in the interval between meetingss of the Board and shall be subject at all times to the control and direction of the Board. The Board of Directors by a majority vote may also appoint one or more natural persons who need not be Board members to serve on such other committees as the Board may determine. Such other committees shall have powers and duties as shall from time to time be prescribed by the Board. A majority of the members of any committee present at a meeting is a quorum for the transation of business. All committees shall keep accurate minutes of their meetings, which minutes shall be made available upon request to members of that committee and to any director.

Section 3.13  Chairman
The Board may elect one of their number to serve as Chairman, who shall preside, when present, at all meetings of the Board.

Section 3.14  Compensation
The directors of the corporation and all members of committees shall serve without salary, unless ordered by the directors; however, they shall be paid the necessary expenses incurred in the execution of their duties. Nothing herein shall preclude the paying by the corporation of a salary or other compensation to an officer or employee who is also a director.

                                 ARTICLE IV
                                  OFFICERS
                                  ________

Section 4.1  Election of Officers
The Board of Directors shall, from time to time, elect a President/Chief Executive Officer and a Treasurer/Chief Financial Officer. The Board of Directors may, but shall not be required to, elect a Secretary and one (1) or more Vice Presidents, as they may determine, one of whom may be designated as an Executive Vice President. In addition, the Board of Directors may elect such other officers and agents as it may determine necessary, including Assistant Secretaries and Assistant Treasurers. Such officers shall exercise such powers and perform such duties as are prescribed by the Articles of Incorporation or the Bylaws or as may be otherwise determined from time to time by the Board of Directors. Any number of offices or functions of those officers may be held or exercised by the same person.

Section 4.2  Terms of Office
The officers of the corporation shall hold office for such terms as shall be determined from time to time by the Board of Directors or until their successors are chosen and qualify in their stead. Any officer elected or appointed by the Board of Directors may be removed by the affirmative vote of a majority of the whole Board of Directors with or without cause.

Section 4.3  Salaries
The salaries of all officers and agents of the corporation shall be determined by the Board of Directors.

Section 4.4  President/Chief Executive Officer
The President/Chief Executive Officer shall be the chief executive officer of the corporation, and shall have the general direction of the affairs of the corporation. He shall preside at all meetings of the shareholders and of the Board of Directors. He shall direct general active management of the business of the corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all contracts, mortgages and other instruments of the corporation, and may appoint and discharge agents and employees. He shall be ex officio a member of any executive committee which may be constituted hereunder, and all other standing committees, and shall perform all such other duties as are incident to his office, or are properly required of him by the Board of Directors. As used herein or in other writings of, or documents delivered on behalf of, the corporation, the titles "President" and "Chief Executive Officer" shall mean one and the same person and shall be interchangeable.

Section 4.5  Vice Presidents
The Vice Presidents in the order designated by the Board of Directors shall perform the duties and exercise the powers of the President/Chief Executive Officer in his absence or incapacity. The Vice Presidents shall perform such other duties as the Board of Directors shall from time to time prescribe.

Section 4.6  Secretary and Assistant Secretaries
The Secretary shall attend all sessions of the Board of Directors and all meetings of the shareholderss, and record all votes and minutes for all proceedings in a book kept for that purpose, and shall perform like duties for the standing committees when required. He shall give or cause to be given notice of all meetings of the shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the President/Chief Executive Officer under whose supervision he shall be. He shall keep in safe custody the seal, if any, of the corporation, and shall affix the same to any instrument requiring it.

The Assistant Secretary shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary, and shall perform such other duties as the Board of Directors shall prescribe.

Section 4.7  Treasurer/Chief Financial Officer and Assistant Treasurers
The Treasurer/Chief Financial Officer shall have the custody of the corporate funds and securities, and shall keep full and accurate account of receipt and disbursements in books belonging to the corporation, and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated from time to time by the Board of Directors; he shall disburse the funds of the corporation in discharge of corporate liabilities and obligations as may be ordered by the Board of Directors from time to time, taking the proper vouchers for such disbursements, and shall render to the President and the Board of Directors whenever they may require the same, an account of all of his transactions and of the financial condition of the corporation; he shall give the corporation a bond, if required by the Board of Directors, in such sum as the Board of Directors may be resolution determine; and with one (1) or more sureties satisfactory to the Board of Directors for the faithful performance of the duties of his office, and for the restoration to the corporation in case of death, resignation, retirement or removal from office of all books, vouchers, papers, money and other property of whatsoever kind in his possession or under his control belonging to the corporation. As used herein or in other writings of, or documents delivered on behalf of, the corporation, the titless "Treasurer" and "Chief Executive Officer" shall mean one and the same person and shall be interchangeable.

The Assistant Treasurer shall, in absence or disability of the Treasurer/Chief Financial Officer, perform the duties and exercise the powers of the Treasurer/ Chief Financial Officer, and shall perform such other duties as the Board of Directors shall prescribe.

Section 4.8  Vacancies
If the office of any officer or agent becomes vacant by reason of death, resignation, retirement, disqualification, removal from office or otherwise, the Board of Directors, by a majority vote, shall choose a successor or successors who shall hold office for the unexpired term in respect of which such vacancy occurred.

Section 4.9  Delegation of Authority
An officer elected or appointed by the Board of Directors may delegate some or all of the duties or powers of his office to other persons, provided that such delegation is in writing.

Section 4.10  Contract Rights
The election or appointment of a person as an officer or agent does not, of itself, create contract rights.

                                  ARTICLE V
                              INDEMNIFICATION
                              _______________

To the full extent permitted or required by Section 302A.521 of the Minnesota Business Corporation Act, as now enacted or hereinafter amended, or by other provisions of law, each person who was or is a party or is threatened to be made a party to any threatened, pending, or pleaded action, suit, or proceeding, whenever brought, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation, or he is or was serving at the specific request of the corporation as a director, officer, employee, fiduciary, or agent of another corporation, partnership, joint venture, trust or other entity or enterprise, shall be indemnified by the corporation against expenses, including attorneys' fees, judgements, fines, and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit, or proceeding; provided, however, that the indemnification with respect to a person who is or was serving as a director, officer, employee, fiduciary, or agent of another corporation, partnership, joint venture, trust, or other enterprise shall apply only to the extent such person is not indemnified by such other corporation, partnership, joint venture, trust or other entity or enterprise.

Indemnification provided by this paragraph shall continue as to a person or agent and shall inure to the benefit of the heirs, executors, and administrators of such person and shall apply whether or not the claim against such person arises out of matters occurring before the adoption of this paragraph.

                                ARTICLE VI
                                  SHARES
                                  ______

Section 6.1  Issuance of Shares
The Board of Directors is authorized and empowered to issue shares of the capital stock of the corporation to the full amount authorized by the Articles of Incorporation and all amendments thereto in such amounts and at such times as may be determined by the Board of Directors and as permitted by law.

Section 6.2  Certificates
Certificates for shares of the capital stock of the corporation shall be in such form or forms as may be determined by the Board of Directors or those actually used in the event the Board fails to act. There shall be no uncertificated shares. Each shareholder shall be entitled to a certificate representing his or her shares of stock, signed by the President/Chief Executive Officer or a Vice President, and by the Secretary or an Assistant Secretary, if one has been elected or appointed, otherwise, by the Treasurer/ Chief Financial Officer or an Assistant Treasurer; provided, however, that where a certificate is countersigned by a transfer agent or an assistant transfer agent or by a transfer clerk acting on behalf of the corporation and registered by a registrar, the signatures of said officers on such certificates for shares may be facsimilies. If a person signs or has a facsimilie signature place upon a certificate while an officer, transfer agent, or registrar of the corporation, the certificate may be issued by the corporation even if the person has ceased to have that capacity before the certificate is issued with the same effect as if the person had that capacity at the date of issue. All certificates for shares shall be consecutively numbered or otherwise identified, and shall state the name of the corporation, that it is organized under the laws of the State of Minnesota, the name of the person to whom the shares are issued, the number and class of shares, and the designation of the series, if any, that the certificate represents. The name of the person to whom the shares are issued with the number of shares and date of issue shall be entered on the books of the corporation.

Section 6.3  Transfer of Shares
The shares of stock of the corporation shall be transferable upon its books only by persons named in the certificates or by attorney lawfully constituted in writing, and upon surrender to the corporation of the old stock certificates, properly endorsed, to the person in charge of the stock and transfer books and designate, by whom they shall be cancelled. New certificates for the shares shall thereupon be issued to the person entitled to such new certificates. A record shall be made of each transfer, and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

Section 6.4  Lost Certificates
Any shareholder claiming a certificate of shares to be lost, stolen or destroyed shall make an affidavit or affirmation of that fact in such form as the Board of Directors may require, and shall, if the Board of Directors so requires:

     (a) advertise such fact in such manner as the Board of Directors may require

     (b) give to the corporation and its transfer agent and registrar, if any, a bond of indemnity in open penalty as to amount or in such other sum as the Board of Directors may direct, in form satisfactory to the Board of Directors and to the transfer agent and registrar of the corporation, if any, and with or without such sureties as the Board of Directors with the approval of the transfer agent and registrar, if any, may prescribe; and

     (c)  satisfy such other requirement as may be imposed by the Board.

If notice by the shareholder of the loss, destruction, or wrongful taking of a certificate is received by the corporation before the corporation has received notice that the shares represented by such certificate have been acquired by a bona fide purchaser, and if the foregoing requirements imposed by the Board are satisfied, then the Board of Directors shall authorize the issuance of a new cerificate for shares of the same tenor and for the same number of shares as the one alleged to have been lost or destroyed.

Section 6.5  Dividends
The Board of Directors may declare dividends to the extent permitted by
Section 302A.551 of the Minnesota Business Corporation Act as and when it deems expedient. Before declaring any dividend, there may be reserved out of the accumulated profits such sums as the Board of Directors from time to time, in its discretion, thinks proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends, or for such other purposes as the Board of Directors shall think conducive to the interests of the corporation.

Shareholders entitled to payment of such dividend shall be those shareholders of record on the date fixed by the Board for closing of the books of the corporation. If no date for closing of the books is fixed by the Board, the shareholders entitled to payment of the dividend shall be the shareholders of record on the date on which the resolution declaring such dividend is adopted by the Board.

                                  ARTICLE VII
                                 MISCELLANEOUS
                                 _____________

Section 7.1  Books of Account
The corporation shall keep such books of account as are required by Section 302A.461 of the Minnesota Business Corporations Act and every shareholder shall have a right to examine such books, in person or by agent or attorney, to the extent provided in such Section.

Section 7.2  Corporate Seal
If so directed by the Board of Directors, the corporation may use a corporate seal. The failure to use such seal, however, shall not affect the validity of any documents executed on behalf of the corporation. The seal need only include the word "seal", but it may also include, at the discretion of the Board of Directors, such additional wording as is permitted by law.

Section 7.3  Checks and Documents
All checks or demands for money and notes of the corporation and all other instrument, documents or deeds of every kind, nature and description required to be executed in the name and in behalf of the corporation shall be signed by such of the officers or agents of the corporation as the Board of Directors may from time to time by resolution designate and determine.

Section 7.4  Fiscal Year
The fiscal year of this corporation shall be as determined by resolution of the Board of Directors.

Section 7.5  Amendments to Bylaws
These Bylaws may be amended or altered by the vote of a majority of the Board of Directors present at any meeting provided that notice of such proposed amendments shall have been given in the notice given to the directors of such meeting. Such authority of the Board of Directors is subject to the power of the shareholders to change or repeal such Bylaws as prescribed by statute to any other limitations on such authority prescribed by statute.

                          THESE BYLAWS WERE ADOPED ON
                                 July 16, 1986
                  BY RESOLUTION OF THE BOARD OF DIRECTORS OF
                   DATA MED CLINICAL SUPPORT SERVICES, INC.

                                      /s/ Richard B. Thon
                                      _________________________________
                                      Secretary